Exhibit 99.1

Report to Shareholders for the Third Quarter, 2016 www.cibc.com August 25, 2016

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the third quarter ended July 31, 2016.

Third quarter highlights

•	Reported net income was $1,441 million, compared with $978 million for the third quarter a year ago, and $941 million for the prior quarter.
•	Adjusted net income(1) was $1,072 million, compared with $990 million for the third quarter a year ago, and $962 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $3.61, compared with $2.42 for the third quarter a year ago, and $2.35 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.67, compared with $2.45 for the third quarter a year ago, and $2.40 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 26.8% and adjusted ROE(1) was 19.8%.

Results for the third quarter of 2016 were affected by the following items of note aggregating to a positive impact of $0.94 per share:

•	$428 million ($383 million after-tax) gain, net of related transaction costs, on the sale of our minority investment in American Century Investments (ACI);
•	$40 million ($30 million after-tax) of loan losses in our exited European leveraged finance portfolio;
•	$28 million ($21 million after-tax) gain from the structured credit run-off business; and
•	$7 million ($5 million after-tax) amortization of intangible assets.

At July 31, 2016, CIBC’s Basel III Common Equity Tier 1, Tier 1 and Total capital ratios were 10.9%, 12.4% and 14.4%, respectively, on an all-in basis compared with 10.4%, 11.9% and 13.9%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at July 31, 2016 was 3.9% on an all-in basis.

Our strong results this quarter were broad based, as each of our Retail and Business Banking, Wealth Management and Capital Markets business units performed well. We continue to pursue and make progress against our strategy of building a strong, innovative and relationship-oriented bank while delivering consistent and sustainable financial results for our shareholders.

On June 29, 2016, CIBC announced that it had entered into a definitive agreement to acquire PrivateBancorp, Inc. (NASDAQ: PVTB) and its subsidiary, The PrivateBank, a high-quality Chicago-based middle market commercial bank with private banking and wealth management capabilities. This transaction is expected to close in the first calendar quarter of 2017, subject to customary closing conditions, regulatory approvals and the approval of PrivateBancorp’s common shareholders. Upon closing, CIBC expects to maintain a Common Equity Tier 1 ratio of at least 10% on an all-in basis.

Core business performance

Retail and Business Banking reported net income of $666 million for the third quarter, up $36 million or 6% from the third quarter a year ago. Solid volume growth and higher fees were partially offset by a higher provision for credit losses due to increased write-offs in cards and personal lending, and higher spending on strategic initiatives.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the third quarter of 2016:

•	CIBC was recognized for the third year in a row for its continued leadership in mobile banking, achieving the top overall score among the five largest Canadian banks in the Forrester Research 2016 Canadian Mobile Functionality Benchmark; and
•	Chequing account opens reached their highest quarterly level in over 10 years as a result of the successful launch of the innovative CIBC SmartTM account.

Wealth Management reported net income of $506 million for the third quarter, which included the gain of $383 million, net of transaction costs, on the sale of our minority investment in ACI, identified as an item of note. Excluding items of note, adjusted net income(1) was $126 million, down $17 million or 12% from the third quarter a year ago, as we ceased recognizing income from ACI following the announcement of the sale in December 2015. Total retail brokerage revenue was also lower as a result of a decline in transaction volume. These factors were partly offset by higher revenue due to growth in average assets under management and seed capital gains in asset management.

During the third quarter of 2016, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We expanded our CIBC Personal Portfolio Services offer with three new Income Generation Portfolios; and
•	We launched e-statements for CIBC Personal Portfolio Services and CIBC Mutual Fund accounts, further simplifying investment statement management for clients.

Capital Markets reported net income of $304 million for the third quarter, up $39 million or 15% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $313 million, up $43 million or 16%, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher expenses. Higher revenue from interest rate and equity derivatives trading, corporate banking, and equity and debt issuance activity was partly offset by lower revenue from our U.S. real estate finance business.

As a leading capital markets franchise in Canada that is also active in select industries in the rest of the world, Capital Markets acted as:

•	Financial advisor and co-underwriter to Lowe’s Companies Inc. on its $3.2 billion acquisition of RONA Inc.;
•	Bookrunner on Suncor’s $2.9 billion bought common share offering, one of the largest-ever bought deals in Canada;
•	Financial advisor, sole underwriter, bookrunner and lead arranger on $1.8 billion in credit facilities, lead and joint bookrunner on $525 million of subscription receipts, and sole foreign exchange provider relating to Stantec Inc.’s acquisition of MWH Global;
•	Financial advisor, co-underwriter, joint bookrunner and co-lead arranger on $925 million in credit facilities primarily used to support Cheung Kong Infrastructure Holdings Limited’s and Power Assets Holdings Limited’s acquisition of a 65% interest in certain midstream assets from Husky Energy Inc.; and
•	Advisor on Teine Energy’s $975 million acquisition of Penn West oil assets in Southwestern Saskatchewan.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Joined our clients and communities across Quebec for the Tour CIBC Charles Bruneau, a 4-day bike ride that raised more than $3 million in support of children with cancer and their families;
•	Launched registration for this year’s Canadian Breast Cancer Foundation (CBCF) CIBC Run for the Cure, celebrating 20 years of partnership with CBCF to achieve a future without breast cancer; and
•	Supported Fort McMurray wildfire relief and resettlement efforts with a $100,000 donation to the Canadian Red Cross, as well as by matching $100,000 in employee donations to the Canadian Red Cross, Alberta Food Banks and other local charities.

During the quarter, CIBC was:

•	Included in the 2016 Bloomberg Financial Services Gender-Equality Index for valuing and leveraging gender differences;
•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights; and
•	Named one of Canada’s 50 Most Engaged Workplaces by Achievers.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC THIRD QUARTER 2016

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012. The stated goal of the EDTF is to improve the quality, comparability, and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which included thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our 2015 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2016
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure	2015 Annual Report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			29
	3	Top and emerging risks	22			47
	4	Key future regulatory ratio requirements	18, 34, 37	59	6	35, 69, 72, 139
Risk governance, risk management and business model	5	Risk management structure	21			42, 43
	6	Risk culture and appetite				41, 44, 45
	7	Risks arising from business activities	24			45, 48
	8	Bank-wide stress testing	27			37, 46, 51, 57, 64, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	17	59		30, 139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1 – 4	32
	11	Regulatory capital flow statement			5	34
	12	Capital management and planning				36, 139
	13	Business activities and risk-weighted assets	24		7	33 – 35, 48
	14	Risk-weighted assets and capital requirements			7	31, 33
	15	Credit risk by major portfolios			13 – 20	50 – 55
	16	Risk-weighted assets flow statement			8	34 – 35
	17	Back-testing of models			21, 22	46, 51, 63, 75
Liquidity	18	Liquid assets	33			68
Funding	19	Encumbered assets	34			69
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	37			72
	21	Funding strategy and sources	35			70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	30			62
	23	Significant trading and non-trading market risk factors	30 – 32			62 – 66
	24	Model assumptions, limitations and validation procedures				62 – 66
	25	Stress testing and scenario analysis				37, 64
Credit risk	26	Analysis of credit risk exposures	25 – 29	63	9 – 12	52 – 60, 120 – 122, 163
	27	Impaired loan and forbearance policies	25, 27, 40			50, 77, 102
	28	Reconciliation of impaired loans and the allowance for credit losses	25, 27	55		50, 57, 120
	29	Counterparty credit risk arising from derivatives	27		12, 28 (2)	49, 53, 133 – 134
	30	Credit risk mitigation	25		12, 25	49, 55, 133 – 134
Other risks	31	Other risks	38			73 – 75
	32	Discussion of publicly known risk events	41	60		74, 154
(1)	A detailed glossary of our risk and capital terminology is included on page 174 of our 2015 Annual Report.
(2)	Included in supplementary financial information package.

CIBC THIRD QUARTER 2016	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2016 compared with corresponding periods. The MD&A should be read in conjunction with our 2015 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of August 24, 2016. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 172 to 177 of our 2015 Annual Report.

Contents
2	External reporting changes	16	Financial condition
		16	Review of condensed consolidated balance sheet
3	Third quarter financial highlights	17	Capital resources
		20	Off-balance sheet arrangements
4	Overview
4	Financial results	21	Management of risk
6	Significant events	21	Risk overview
6	Review of quarterly financial information	25	Credit risk
7	Outlook for calendar year 2016	30	Market risk
		33	Liquidity risk
8	Non-GAAP measures	38	Other risks

9	Strategic business units overview	39	Accounting and control matters
9	Retail and Business Banking	39	Critical accounting policies and estimates
10	Wealth Management	43	Accounting developments
11	Capital Markets	44	Regulatory developments
14	Corporate and Other	44	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Outlook for calendar year 2016”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2016” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2016	1

External reporting changes

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our strategic business units (SBUs), but there was no impact on consolidated net income resulting from these reclassifications.

•	In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.
•	The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•	Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business, previously reported in the asset management line of business, was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of American Century Investments (ACI), previously reported in the asset management line of business. For further details of the sale of our minority investment in ACI, see the “Significant events” section.

2	CIBC THIRD QUARTER 2016

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	Financial results ($ millions)
	Net interest income	$2,113	$2,037	$2,021	$6,256	$5,872
	Non-interest income	2,023	1,594	1,499	5,098	4,501
	Total revenue	4,136	3,631	3,520	11,354	10,373
	Provision for credit losses	243	324	189	829	573
	Non-interest expenses	2,218	2,242	2,179	6,624	6,478
	Income before income taxes	1,675	1,065	1,152	3,901	3,322
	Income taxes	234	124	174	537	510
	Net income	$1,441	$941	$978	$3,364	$2,812
	Net income attributable to non-controlling interests	$6	$5	$5	$16	$12
	Preferred shareholders	9	10	11	28	36
	Common shareholders	1,426	926	962	3,320	2,764
	Net income attributable to equity shareholders	$1,435	$936	$973	$3,348	$2,800
	Financial measures
	Reported efficiency ratio	53.6%	61.7%	61.9%	58.3%	62.4%
	Adjusted efficiency ratio (1)	57.8%	58.0%	59.3%	58.0%	59.3%
	Loan loss ratio (2)	0.32%	0.38%	0.25%	0.32%	0.28%
	Reported return on common shareholders’ equity	26.8%	18.0%	20.4%	21.0%	20.0%
	Adjusted return on common shareholders’ equity (1)	19.8%	18.4%	20.6%	19.1%	20.5%
	Net interest margin	1.64%	1.65%	1.75%	1.66%	1.75%
	Net interest margin on average interest-earning assets	1.87%	1.89%	2.01%	1.90%	2.02%
	Return on average assets	1.12%	0.76%	0.85%	0.89%	0.84%
	Return on average interest-earning assets	1.28%	0.88%	0.97%	1.02%	0.97%
	Total shareholder return	(0.94)%	12.72%	(2.40)%	2.59%	(6.12)%
	Reported effective tax rate	14.0%	11.6%	15.1%	13.8%	15.4%
	Adjusted effective tax rate (1)	15.4%	16.1%	15.2%	16.2%	15.5%
Common share information
Per share ($)	– basic earnings	$3.61	$2.35	$2.42	$8.40	$6.96
	– reported diluted earnings	3.61	2.35	2.42	8.38	6.95
	– adjusted diluted earnings (1)	2.67	2.40	2.45	7.62	7.09
	– dividends	1.21	1.18	1.09	3.54	3.18
	– book value	54.54	52.16	50.02	54.54	50.02
Share price ($)	– high	104.19	101.76	96.99	104.19	107.16
	– low	96.84	83.33	89.55	83.33	88.18
	– closing	99.19	101.34	93.46	99.19	93.46
Shares outstanding (thousands)	– weighted-average basic	394,753	394,679	397,270	395,459	397,199
	– weighted-average diluted	395,328	395,150	397,828	395,975	397,830
	– end of period	394,838	394,679	397,234	394,838	397,234
	Market capitalization ($ millions)	$39,164	$39,997	$37,126	$39,164	$37,126
	Value measures
	Dividend yield (based on closing share price)	4.9%	4.7%	4.6%	4.8%	4.5%
	Reported dividend payout ratio	33.5%	50.2%	45.0%	42.2%	45.7%
	Adjusted dividend payout ratio (1)	45.2%	49.1%	44.5%	46.4%	44.8%
	Market value to book value ratio	1.82	1.94	1.87	1.82	1.87
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$98,093	$91,054	$92,997	$98,093	$92,997
	Loans and acceptances, net of allowance	312,273	303,761	285,502	312,273	285,502
	Total assets	494,490	478,144	457,842	494,490	457,842
	Deposits	389,573	368,710	360,525	389,573	360,525
	Common shareholders’ equity	21,533	20,585	19,869	21,533	19,869
	Average assets	511,925	502,408	457,774	502,908	448,120
	Average interest-earning assets	448,834	437,179	399,444	439,145	388,820
	Average common shareholders’ equity	21,198	20,899	18,733	21,111	18,431
	Assets under administration (AUA) (3)(4)	1,993,740	1,878,290	1,871,875	1,993,740	1,871,875
	Assets under management (AUM) (4)	179,903	169,521	172,316	179,903	172,316
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$168,077	$165,419	$153,889	$168,077	$153,889
	Tier 1 capital RWA	168,407	165,746	154,176	168,407	154,176
	Total capital RWA	168,690	166,027	154,422	168,690	154,422
	Capital ratios
	CET1 ratio	10.9%	10.4%	10.8%	10.9%	10.8%
	Tier 1 capital ratio	12.4%	11.9%	12.5%	12.4%	12.5%
	Total capital ratio	14.4%	13.9%	15.0%	14.4%	15.0%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	$537,172	$516,838	$493,475	$537,172	$493,475
	Leverage ratio	3.9%	3.8%	3.9%	3.9%	3.9%
	Liquidity coverage ratio	120%	122%	121%	n/a	n/a
Other information
	Full-time equivalent employees	43,741	43,380	44,385	43,741	44,385
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,598.8 billion (April 30, 2016: $1,502.3 billion; July 31, 2015: $1,489.8 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC THIRD QUARTER 2016	3

Overview

Financial results

Reported net income for the quarter was $1,441 million, compared with $978 million for the same quarter last year, and $941 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,072 million, compared with $990 million for the same quarter last year, and $962 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $3.61, compared with $2.42 for the same quarter last year, and $2.35 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.67, compared with $2.45 for the same quarter last year, and $2.40 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$428 million ($383 million after-tax) gain, net of related transaction costs, on the sale of our minority investment in ACI (Wealth Management);
•	$40 million ($30 million after-tax) of loan losses in our exited European leveraged finance portfolio (Capital Markets);
•	$28 million ($21 million after-tax) gain from the structured credit run-off business (Capital Markets); and
•	$7 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $1 million after-tax in Corporate and Other).

The above items of note increased revenue by $459 million, provision for credit losses by $40 million, non-interest expenses by $10 million, and income taxes by $40 million. In aggregate, these items of note increased net income by $369 million.

Net interest income(2)

Net interest income was up $92 million or 5% from the same quarter last year, primarily due to volume growth across retail products, and higher trading income, partially offset by lower treasury revenue.

Net interest income was up $76 million or 4% from the prior quarter, primarily due to additional days in the current quarter, volume growth across retail products, higher treasury revenue, and higher corporate banking revenue. These factors were partially offset by lower trading income.

Net interest income for the nine months ended July 31, 2016 was up $384 million or 7% from the same period in 2015, primarily due to volume growth across retail products, higher trading income, and higher revenue from FirstCaribbean International Bank Limited (CIBC FirstCaribbean), largely driven by the favourable impact of foreign exchange rates. These factors were partially offset by lower treasury revenue, a gain arising from accounting adjustments on credit card-related balance sheet amounts in the same period in 2015, shown as an item of note, and lower revenue from our exited FirstLine mortgage broker business.

Non-interest income(2)

Non-interest income was up $524 million or 35% from the same quarter last year, as the current quarter included a gain, net of related transaction costs, on the sale of our minority investment in ACI, and a gain from the structured credit run-off business, both shown as items of note. The current quarter also included higher underwriting and advisory fees, primarily driven by equity issuance activity, and higher credit fees. These factors were partially offset by lower income from equity-accounted associates, as we ceased recognition of income relating to ACI following the announcement of the sale in December 2015.

Non-interest income was up $429 million or 27% from the prior quarter, primarily due to the gains related to ACI and the structured credit run-off business noted above, higher underwriting and advisory fees, mainly driven by equity issuance activity, and higher mutual fund fees. These factors were partially offset by a gain on the sale of a processing centre in the prior quarter, shown as an item of note, and lower trading income.

Non-interest income for the nine months ended July 31, 2016 was up $597 million or 13% from the same period in 2015, as the current period included gains related to ACI, the structured credit run-off business, and the sale of a processing centre, noted above. The current period also included mark-to-market gains on economic hedging activities, and higher credit fees, partially offset by lower available-for-sale (AFS) securities gains, and lower income from equity-accounted associates, as noted above.

Provision for credit losses

Provision for credit losses was up $54 million or 29% from the same quarter last year. In Retail and Business Banking, the provision was up primarily due to higher write-offs in the card and personal lending portfolios. In Capital Markets, the higher provision included losses in our exited European leveraged finance portfolio, shown as an item of note. In Corporate and Other, the provision was down primarily due to an increase in the collective allowance in the same quarter last year, and lower losses in CIBC FirstCaribbean.

Provision for credit losses was down $81 million or 25% from the prior quarter. In Retail and Business Banking, the provision was comparable with the prior quarter. In Capital Markets, the provision was down due to lower losses in the oil and gas sector, partially offset by the losses in our exited European leveraged finance portfolio noted above. In Corporate and Other, the provision was down as the prior quarter included an increase in the collective allowance, shown as an item of note, primarily relating to deterioration in the commodities sector and the current economic conditions.

Provision for credit losses for the nine months ended July 31, 2016 was up $256 million or 45% from the same period in 2015. In Retail and Business Banking, the provision was up primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios. In Capital Markets, the provision was up primarily due to higher losses in the oil and gas sector and the losses in our exited European leveraged finance portfolio noted above, partially offset by lower losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was up due to increases in the collective allowance, shown as items of note, primarily relating to deterioration in the commodities sector and the current economic conditions, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were up $39 million or 2% from the same quarter last year, primarily due to higher performance-based compensation, and higher spending on strategic initiatives.

Non-interest expenses were down $24 million or 1% from the prior quarter, as the prior quarter included legal provisions related to certain ongoing matters, shown as an item of note. The current quarter included higher performance-based compensation, and higher spending on strategic initiatives.

Non-interest expenses for the nine months ended July 31, 2016 were up $146 million or 2% from the same period in 2015, which included restructuring charges primarily relating to employee severance, shown as an item of note. The current year period included the legal provisions noted above, higher employee-related costs, including the unfavourable impact of foreign exchange rates, and higher spending on strategic initiatives.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2016

Income taxes

Income tax expense was up $60 million or 34% from the same quarter last year primarily due to higher income.

Income tax expense was up $110 million or 89% from the prior quarter, primarily due to higher income. The prior quarter included an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note.

Income tax expense for the nine months ended July 31, 2016 was up $27 million or 5% from the same period in 2015. Income tax expense was higher primarily due to higher income, partially offset by the income tax recovery noted above, and an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority investment in ACI, both shown as items of note.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in late 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $189 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A revised draft of the rules was released on July 31, 2015. In the third quarter of 2016, the proposed rules became law effective as of November 1, 2015, with a set of transition rules that apply between November 1, 2015 and April 30, 2017.

In June 2016, the Canada Revenue Agency reassessed CIBC approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. CIBC is confident that its tax filing position was appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the nine months ended
$ millions, except per share amounts	Jul. 31, 2016 vs. Jul. 31, 2015	Jul. 31, 2016 vs. Apr. 30, 2016	Jul. 31, 2016 vs. Jul. 31, 2015
Estimated increase (decrease) in:
Total revenue	$16	$–	$118
Provision for credit losses	–	–	10
Non-interest expenses	8	–	60
Income taxes	–	–	1
Net income	8	–	47
Impact on EPS:
Basic	$0.02	$–	$0.12
Diluted	0.02	–	0.12
Average USD appreciation (depreciation) relative to CAD	2.8%	–%	7.5%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q2, 2016

•	$77 million ($56 million after-tax) increase in legal provisions (Corporate and Other);
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre (Corporate and Other);
•	$40 million ($29 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1);
•	$30 million income tax recovery due to the settlement of transfer pricing-related matters (Retail and Business Banking);
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$7 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $2 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $53 million, provision for credit losses by $40 million and non-interest expenses by $95 million, and decreased income taxes by $61 million. In aggregate, these items of note decreased net income by $21 million.

Q1, 2016

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1);
•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority investment in ACI (Corporate and Other);
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$5 million ($4 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $4 million, increased provision for credit losses by $69 million and non-interest expenses by $10 million, and decreased income taxes by $36 million. In aggregate, these items of note decreased net income by $47 million.

(1)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

CIBC THIRD QUARTER 2016	5

Q3, 2015

•	$10 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$6 million ($5 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $4 million, increased non-interest expenses by $12 million, and decreased income tax expenses by $4 million. In aggregate, these items of note decreased net income by $12 million.

Q2, 2015

•	$10 million ($8 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $5 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$8 million ($5 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $9 million, increased non-interest expenses by $9 million, and decreased income taxes by $5 million. In aggregate, these items of note decreased net income by $13 million.

Q1, 2015

•	$85 million ($62 million after-tax) in restructuring charges primarily relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Capital Markets);
•	$12 million ($9 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$11 million ($9 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $55 million and non-interest expenses by $94 million, and decreased income taxes by $6 million. In aggregate, these items of note decreased net income by $33 million.

Significant events

Acquisition of PrivateBancorp, Inc.

On June 29, 2016, we announced that we had entered into a definitive agreement to acquire PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (PrivateBank). PrivateBank is a Chicago-based middle-market commercial bank with private banking and wealth management capabilities.

CIBC will pay US$18.80 in cash and 0.3657 of a CIBC common share for each share of PrivateBancorp common stock. Based on the June 28, 2016 closing price of CIBC’s common shares on the New York Stock Exchange (US$77.11), the total transaction value is approximately US$3.8 billion (C$4.9 billion) or US$47.00 of value per share of PrivateBancorp common stock at announcement. The transaction is expected to close in the first calendar quarter of 2017 and is subject to customary closing conditions, including regulatory approvals and the approval of PrivateBancorp’s common shareholders.

Sale of equity investment

We completed the sale of our minority investment in ACI to Nomura Holding America Inc. on May 19, 2016 for proceeds of US$1,045 million. We recognized a gain, net of related transaction costs, of $428 million ($383 million after-tax), in our Wealth Management SBU as a result of the sale, shown as an item of note.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended				2016				2015 (1)	2014 (1)
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Revenue
Retail and Business Banking		$2,225	$2,150	$2,190	$2,176	$2,118	$2,029	$2,083	$2,035
Wealth Management		1,035	583	601	607	628	614	619	584
Capital Markets (2)		809	750	683	571	691	657	701	461
Corporate and Other (2)		67	148	113	129	83	94	56	133
Total revenue		$4,136	$3,631	$3,587	$3,483	$3,520	$3,394	$3,459	$3,213
Net interest income		$2,113	$2,037	$2,106	$2,043	$2,021	$1,895	$1,956	$1,881
Non-interest income		2,023	1,594	1,481	1,440	1,499	1,499	1,503	1,332
Total revenue		4,136	3,631	3,587	3,483	3,520	3,394	3,459	3,213
Provision for credit losses		243	324	262	198	189	197	187	194
Non-interest expenses		2,218	2,242	2,164	2,383	2,179	2,104	2,195	2,083
Income before income taxes		1,675	1,065	1,161	902	1,152	1,093	1,077	936
Income taxes		234	124	179	124	174	182	154	125
Net income		$1,441	$941	$982	$778	$978	$911	$923	$811
Net income attributable to:
Non-controlling interests		$6	$5	$5	$2	$5	$4	$3	$2
Equity shareholders		1,435	936	977	776	973	907	920	809
EPS	– basic	$3.61	$2.35	$2.44	$1.93	$2.42	$2.25	$2.28	$1.99
	– diluted	3.61	2.35	2.43	1.93	2.42	2.25	2.28	1.98
(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(2)	Capital Markets revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

6	CIBC THIRD QUARTER 2016

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth, partially offset by the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included a gain arising from accounting adjustments on credit card-related balance sheet amounts.

In Wealth Management, we recognized a gain, net of related transaction costs, on the sale of our minority investment in ACI in the third quarter of 2016. We ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in the first quarter of 2016.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. The third quarter of 2016 included a gain from the structured credit run-off business. The first quarter of 2015 included a gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included a charge related to funding valuation adjustments.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in Capital Markets revenue. The second quarter of 2016 included a gain on sale of a processing centre.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card and personal lending portfolios were higher in the third and second quarters of 2016. In Capital Markets, losses in the oil and gas sector trended higher in the fourth quarter of 2015 and the first half of 2016. The third quarter of 2016 had higher losses in our exited European leveraged finance portfolio. In Corporate and Other, the second and first quarters of 2016 included increases in the collective allowance, primarily relating to deterioration in the commodities sector and the current economic conditions.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The second quarter of 2016 included legal provisions in Corporate and Other related to certain ongoing matters. The fourth and first quarters of 2015 included restructuring charges primarily relating to employee severance.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The second quarter of 2016 included an income tax recovery due to the settlement of transfer pricing-related matters. The first quarter of 2016 included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority investment in ACI.

Outlook for calendar year 2016

Global growth in 2016 is expected to roughly match the moderate pace seen in the prior year. Emerging markets are forecast to continue to be sluggish. The U.S. and Europe should be held to moderate growth in the 1.5% range, with Europe responding to monetary stimulus and the U.S. accelerating from a soft first half on strength in consumption and housing and a reduced drag from inventories. The U.S. Federal Reserve could resume raising interest rates by the end of the year, but the federal funds rate will remain very low by historical standards. Canada’s economy saw a set-back in the second quarter from a pull-back in exports, continued weakness in business capital spending and disruptions from the wildfire in the Fort McMurray, Alberta area. A rebound in the remainder of the year will still leave annual growth only marginally above 1%. The Canadian dollar and short-term interest rates are expected to stabilize, while global events, including the recent referendum results in the U.K. supporting their withdrawal from the European Union, have long-term interest rates sitting at very low levels.

Retail and Business Banking should see steady growth in consumer credit as interest rates stay low. Business credit demand should remain healthy, with ongoing growth in the demand for working capital. Credit quality should remain healthy overall, despite an erosion in the energy-producing provinces.

A stabilization in commodity prices and a gradual improvement in expectations for future global growth should support equity-related business in Capital Markets and Wealth Management, and Capital Markets should see continued strength in the issuance of government debt, in part to cover deficits in the energy-producing provinces.

CIBC THIRD QUARTER 2016	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2015 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the nine months ended
$ millions		2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,426	$926	$962	$3,320	$2,764
After-tax impact of items of note (1)		(369)	21	12	(301)	58
Adjusted net income attributable to common shareholders (2)	B	$1,057	$947	$974	$3,019	$2,822
Diluted weighted-average common shares outstanding (thousands)	C	395,328	395,150	397,828	395,975	397,830
Reported diluted EPS ($)	A/C	$3.61	$2.35	$2.42	$8.38	$6.95
Adjusted diluted EPS ($) (2)	B/C	2.67	2.40	2.45	7.62	7.09
Reported and adjusted efficiency ratio
Reported total revenue	D	$4,136	$3,631	$3,520	$11,354	$10,373
Pre-tax impact of items of note (1)		(459)	(53)	4	(508)	(42)
TEB		142	120	131	377	391
Adjusted total revenue (2)	E	$3,819	$3,698	$3,655	$11,223	$10,722
Reported non-interest expenses	F	$2,218	$2,242	$2,179	$6,624	$6,478
Pre-tax impact of items of note (1)		(10)	(95)	(12)	(115)	(115)
Adjusted non-interest expenses (2)	G	$2,208	$2,147	$2,167	$6,509	$6,363
Reported efficiency ratio	F/D	53.6%	61.7%	61.9%	58.3%	62.4%
Adjusted efficiency ratio (2)	G/E	57.8%	58.0%	59.3%	58.0%	59.3%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$478	$466	$433	$1,401	$1,263
Reported dividend payout ratio	H/A	33.5%	50.2%	45.0%	42.2%	45.7%
Adjusted dividend payout ratio (2)	H/B	45.2%	49.1%	44.5%	46.4%	44.8%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$21,198	$20,899	$18,733	$21,111	$18,431
Reported return on common shareholders’ equity	A/I (3)	26.8%	18.0%	20.4%	21.0%	20.0%
Adjusted return on common shareholders’ equity (2)	B/I (3)	19.8%	18.4%	20.6%	19.1%	20.5%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,675	$1,065	$1,152	$3,901	$3,322
Pre-tax impact of items of note (1)		(409)	82	16	(244)	73
Adjusted income before income taxes (2)	K	$1,266	$1,147	$1,168	$3,657	$3,395
Reported income taxes	L	$234	$124	$174	$537	$510
Tax impact of items of note (1)		(40)	61	4	57	15
Adjusted income taxes (2)	M	$194	$185	$178	$594	$525
Reported effective tax rate	L/J	14.0%	11.6%	15.1%	13.8%	15.4%
Adjusted effective tax rate (2)	M/K	15.4%	16.1%	15.2%	16.2%	15.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Reported net income (loss)	$666	$506	$304	$(35)	$1,441
Jul. 31	After-tax impact of items of note (1)	1	(380)	9	1	(369)
	Adjusted net income (loss) (2)	$667	$126	$313	$(34)	$1,072
2016	Reported net income (loss)	$652	$113	$252	$(76)	$941
Apr. 30	After-tax impact of items of note (1)	(29)	2	8	40	21
	Adjusted net income (loss) (2)	$623	$115	$260	$(36)	$962
2015	Reported net income (loss)	$630	$140	$265	$(57)	$978
Jul. 31 (4)	After-tax impact of items of note (1)	2	3	5	2	12
	Adjusted net income (loss) (2)	$632	$143	$270	$(55)	$990

$ millions, for the nine months ended
2016	Reported net income (loss)	$2,002	$738	$800	$(176)	$3,364
Jul. 31	After-tax impact of items of note (1)	(26)	(375)	21	79	(301)
	Adjusted net income (loss) (2)	$1,976	$363	$821	$(97)	$3,063
2015	Reported net income (loss)	$1,858	$396	$776	$(218)	$2,812
Jul. 31 (4)	After-tax impact of items of note (1)	(29)	12	6	69	58
	Adjusted net income (loss) (2)	$1,829	$408	$782	$(149)	$2,870
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.

8	CIBC THIRD QUARTER 2016

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2015 Annual Report.

External reporting changes were made in the first quarter of 2016, affecting the results of our SBUs. See “External reporting changes” for additional details.

Retail and Business Banking

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31 (2)	2016 Jul. 31	2015 Jul. 31 (2)
Revenue
Personal banking	$1,779	$1,713	$1,686	$5,241	$4,950
Business banking	435	423	410	1,283	1,209
Other	11	14	22	41	71
Total revenue	2,225	2,150	2,118	6,565	6,230
Provision for credit losses	197	199	165	559	507
Non-interest expenses	1,121	1,105	1,096	3,323	3,209
Income before income taxes	907	846	857	2,683	2,514
Income taxes	241	194	227	681	656
Net income	$666	$652	$630	$2,002	$1,858
Net income attributable to:
Equity shareholders (a)	$666	$652	$630	$2,002	$1,858
Efficiency ratio	50.3%	51.4%	51.8%	50.6%	51.5%
Return on equity (3)	50.0%	51.9%	52.4%	51.5%	56.0%
Charge for economic capital (3) (b)	$(129)	$(122)	$(144)	$(378)	$(401)
Economic profit (3) (a+b)	$537	$530	$486	$1,624	$1,457
Full-time equivalent employees	20,414	20,833	21,573	20,414	21,573
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $666 million, up $36 million from the same quarter last year, primarily due to higher revenue, partially offset by a higher provision for credit losses, and higher non-interest expenses.

Net income was up $14 million from the prior quarter, primarily due to higher revenue, partially offset by higher income taxes, and higher non-interest expenses.

Net income for the nine months ended July 31, 2016 was $2,002 million, up $144 million from the same period in 2015, primarily due to higher revenue, partially offset by higher non-interest expenses, and a higher provision for credit losses.

Revenue

Revenue was up $107 million or 5% from the same quarter last year.

Personal banking revenue was up $93 million, primarily due to volume growth.

Business banking revenue was up $25 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $11 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was up $75 million or 3% from the prior quarter.

Personal banking revenue was up $66 million, primarily due to additional days in the quarter and volume growth.

Business banking revenue was up $12 million, primarily due to additional days in the quarter, higher fees, and volume growth, partially offset by narrower spreads.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2016 was up $335 million or 5% from the same period in 2015.

Personal banking revenue was up $291 million, primarily due to volume growth, favourable pricing, higher fees, and one extra day in the current period. The same period in 2015 included a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note.

Business banking revenue was up $74 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $30 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

CIBC THIRD QUARTER 2016	9

Provision for credit losses

Provision for credit losses was up $32 million from the same quarter last year, primarily due to higher write-offs in the card and personal lending portfolios.

Provision for credit losses was comparable with the prior quarter.

Provision for credit losses for the nine months ended July 31, 2016 was up $52 million from the same period in 2015, primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios.

Non-interest expenses

Non-interest expenses were up $25 million or 2% from the same quarter last year, primarily due to higher spending on strategic initiatives, including innovation to further our retail transformation.

Non-interest expenses were up $16 million or 1% from the prior quarter, primarily due to higher spending on strategic initiatives, including innovation to further our retail transformation, and the impact of additional days in the quarter.

Non-interest expenses for the nine months ended July 31, 2016 were up $114 million or 4% from the same period in 2015, primarily due to higher spending on strategic initiatives, including innovation to further our retail transformation.

Income taxes

Income taxes were up $14 million from the same quarter last year, primarily due to higher income.

Income taxes were up $47 million from the prior quarter primarily due to higher income. The prior quarter included an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note.

Income taxes for the nine months ended July 31, 2016 were up $25 million from the same period last year, primarily due to higher income, partially offset by the income tax recovery noted above.

Wealth Management

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S. The results of ACI are included in the Other business line. For further details regarding the sale of our minority investment in ACI, see the “Significant events” section.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31 (2)	2016 Jul. 31	2015 Jul. 31 (2)
Revenue
Retail brokerage	$317	$312	$326	$937	$965
Asset management	196	179	180	556	529
Private wealth management	94	91	93	283	288
Other	428	1	29	443	79
Total revenue	1,035	583	628	2,219	1,861
Provision for (reversal of) credit losses	–	–	–	–	(1)
Non-interest expenses	438	432	443	1,309	1,337
Income before income taxes	597	151	185	910	525
Income taxes	91	38	45	172	129
Net income	$506	$113	$140	$738	$396
Net income attributable to:
Equity shareholders (a)	$506	$113	$140	$738	$396
Efficiency ratio	42.4%	74.0%	70.6%	59.0%	71.9%
Return on equity (3)	134.1%	18.6%	23.8%	46.2%	23.2%
Charge for economic capital (3) (b)	$(37)	$(58)	$(71)	$(155)	$(205)
Economic profit (3) (a+b)	$469	$55	$69	$583	$191
Full-time equivalent employees	4,232	4,354	4,343	4,232	4,343
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter, which included the gain, net of transaction costs, on the sale of our minority investment in ACI, was $506 million, up $366 million from the same quarter last year, and up $393 million from the prior quarter.

Net income for the nine months ended July 31, 2016 was $738 million, up $342 million from the same period in 2015, primarily due to the gain on sale of ACI noted above.

Revenue

Revenue was up $407 million or 65% from the same quarter last year.

Retail brokerage revenue was down $9 million, primarily due to lower commission revenue as a result of a decline in transaction volume.

Asset management revenue was up $16 million, primarily due to mark-to-market gains on seed capital investments in recently launched mutual funds and institutional pools, and higher average AUM driven by net sales of long-term mutual funds.

Private wealth management revenue was comparable with the same quarter last year.

Other revenue was up $399 million, due to the gain on sale of ACI noted above, partially offset by lower revenue from ACI, as we ceased recognition of income from equity-accounted associates following the announcement of the sale in December 2015.

10	CIBC THIRD QUARTER 2016

Revenue was up $452 million or 78% from the prior quarter.

Retail brokerage revenue was up $5 million, primarily due to higher investment management and custodial fees, driven by higher average AUM and AUA, and additional days in the quarter, partially offset by lower commission revenue as a result of a decline in new issue volumes.

Asset management revenue was up $17 million, primarily due to mark-to-market gains on seed capital investments in recently launched mutual funds and institutional pools, and higher average AUM driven by market appreciation, and net sales of long-term mutual funds.

Private wealth management revenue was up $3 million, primarily due to higher average AUM, and higher fees.

Other revenue was up $427 million due to the gain on sale of ACI noted above.

Revenue for the nine months ended July 31, 2016 was up $358 million or 19% from the same period in 2015.

Retail brokerage revenue was down $28 million, primarily due to lower commission revenue as a result of a decline in transaction volume, partially offset by higher investment management and custodial fees, driven by higher average AUM.

Asset management revenue was up $27 million, primarily due to higher average AUM, driven by net sales of long-term mutual funds, and mark-to-market gains on seed capital investments in recently launched mutual funds and institutional pools.

Private wealth management revenue was down $5 million, primarily due to lower annual performance fees earned by Atlantic Trust, partially offset by higher average AUM, including the favourable impact of foreign exchange rates, and volume growth in loans and deposits.

Other revenue was up $364 million due to the gain on sale of ACI, partially offset by lower ACI revenue following the announcement of the sale, as noted above.

Non-interest expenses

Non-interest expenses were down $5 million or 1% from the same quarter last year, primarily due to lower performance-based compensation.

Non-interest expenses were up $6 million or 1% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2016 were down $28 million or 2% from the same period in 2015, primarily due to lower performance-based compensation.

Income taxes

Income taxes were up $46 million from the same quarter last year, and up $53 million from the prior quarter, primarily due to the gain on sale of ACI noted above.

Income taxes for the nine months ended July  31, 2016 were up $43 million from the same period in 2015, primarily due to the gain on sale of ACI noted above.

Capital Markets

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31 (2)	2016 Jul. 31	2015 Jul. 31 (2)
Revenue
Global markets	$415	$469	$363	$1,275	$1,082
Corporate and investment banking	364	296	324	946	971
Other	30	(15)	4	21	(4)
Total revenue (3)	809	750	691	2,242	2,049
Provision for credit losses	47	81	10	153	32
Non-interest expenses	370	351	339	1,065	1,006
Income before income taxes	392	318	342	1,024	1,011
Income taxes (3)	88	66	77	224	235
Net income	$304	$252	$265	$800	$776
Net income attributable to:
Equity shareholders (a)	$304	$252	$265	$800	$776
Efficiency ratio (3)	45.7%	46.9%	49.1%	47.5%	49.1%
Return on equity (4)	33.4%	27.7%	38.8%	30.4%	39.5%
Charge for economic capital (4) (b)	$(88)	$(89)	$(81)	$(255)	$(236)
Economic profit (4) (a+b)	$216	$163	$184	$545	$540
Full-time equivalent employees	1,369	1,304	1,368	1,369	1,368
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $142 million for the quarter ended July 31, 2016 (April 30, 2016: $120 million; July 31, 2015: $131 million) and $377 million for the nine months ended July 31, 2016 (July 31, 2015: $391 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $304 million, up $39 million from the same quarter last year, primarily due to higher revenue, partially offset by a higher provision for credit losses, and higher non-interest expenses.

Net income was up $52 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2016 was $800 million, up $24 million from the same period in 2015, primarily due to higher revenue, partially offset by a higher provision for credit losses, and higher non-interest expenses.

CIBC THIRD QUARTER 2016	11

Revenue

Revenue was up $118 million or 17% from the same quarter last year.

Global markets revenue was up $52 million, primarily due to higher revenue from interest rate and equity derivatives trading, and higher revenue from global markets financing activities, partially offset by the movement in reserves related to derivative client exposure.

Corporate and investment banking revenue was up $40 million, primarily due to higher equity and debt issuance activity, higher corporate banking revenue and higher advisory revenue, partially offset by lower revenue from U.S. real estate finance.

Other revenue was up $26 million, primarily due to a gain from the structured credit run-off business, including a gain on the sale of an AFS equity investment, versus losses in the same quarter last year, both shown as items of note.

Revenue was up $59 million or 8% from the prior quarter.

Global markets revenue was down $54 million, primarily due to the movement in reserves related to derivative client exposure, as well as lower foreign exchange and commodities trading revenue.

Corporate and investment banking revenue was up $68 million, primarily due to higher corporate banking revenue, higher debt and equity issuance activity, and higher investment portfolio gains.

Other revenue was up $45 million, primarily due to the gain from the structured credit run-off business noted above.

Revenue for the nine months ended July 31, 2016 was up $193 million or 9% from the same period in 2015.

Global markets revenue was up $193 million, primarily due to higher interest rate and foreign exchange trading revenue, and higher revenue from global markets financing activity.

Corporate and investment banking revenue was down $25 million, primarily due to lower investment portfolio gains, as the same period in 2015 included a gain on sale of an investment in our merchant banking portfolio, shown as an item of note, and lower revenue from U.S. real estate finance. The decrease was partially offset by higher corporate banking revenue and higher equity issuance activity.

Other revenue was up $25 million, primarily due to the gain from the structured credit run-off business noted above, and mark-to-market losses on corporate loan hedges.

Provision for credit losses

Provision for credit losses was up $37 million from the same quarter last year, as the current quarter included losses in our exited European leveraged finance portfolio, shown as an item of note.

Provision for credit losses was down $34 million from the prior quarter, due to lower losses in the oil and gas sector, partially offset by the losses in our exited European leveraged finance portfolio noted above.

Provision for credit losses for the nine months ended July 31, 2016 was up $121 million from the same period in 2015, primarily due to higher losses in the oil and gas sector and the losses in our exited European leveraged finance portfolio noted above, partially offset by lower losses in our U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were up $31 million or 9% from the same quarter last year, primarily due to higher performance-based compensation.

Non-interest expenses were up $19 million or 5% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2016 were up $59 million or 6% from the same period in 2015, primarily due to higher employee-related costs and higher spending on strategic initiatives.

Income taxes

Income taxes were up $11 million from the same quarter last year and up $22 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2016 were down $11 million from the same period in 2015, primarily due to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Structured credit run-off business

The results of the structured credit run-off business are included in the Capital Markets SBU.

Results

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Net interest expense	$(9)	$(7)	$(6)	$(21)	$(15)
Non-interest income (loss)	40	1	4	43	(5)
Total revenue	31	(6)	(2)	22	(20)
Non-interest expenses	3	5	4	10	6
Income (loss) before income taxes	28	(11)	(6)	12	(26)
Income taxes	7	(3)	(1)	3	(7)
Net income (loss)	$21	$(8)	$(5)	$9	$(19)

Net income for the quarter was $21 million (US$16 million), compared with a $5 million (US$3 million) net loss for the same quarter last year and an $8 million (US$6 million) net loss for the prior quarter. Net income for the quarter was primarily driven by a gain on the sale of an AFS equity investment.

Net income for the nine months ended July 31, 2016 was $9 million (US$7 million), compared with a $19 million (US$15 million) net loss in the same period in 2015, due to the gain on sale of an AFS investment noted above.

12	CIBC THIRD QUARTER 2016

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at July 31, 2016		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of credit valuation adjustment (CVA)	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$144	$109	$–	$–	$144	$109
CLO	282	–	280	280	150	1	393	2	–	–
Corporate debt	–	–	–	–	3,402	–	–	–	3,402	–
Other	443	303	14	14	231	18	3	–	–	–
Unmatched	–	–	–	–	–	–	–	–	383	–
	$725	$303	$294	$294	$3,927	$128	$396	$2	$3,929	$109
October 31, 2015	$1,057	$305	$597	$596	$4,259	$148	$947	$9	$3,947	$119
(1)	Excluded from the table above is an equity AFS security that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$5 million (October 31, 2015: US$22 million).

USRMM – collateralized debt obligation (CDO)

Our USRMM position consists of a written credit derivative, which amounted to US$144 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of first priority tranches of CLOs backed by diversified pools of primarily U.S. (73%) and European-based (24%) senior secured leveraged loans. As at July 31, 2016, 100% of the total notional amount of the CLO tranches was rated Aaa by Moody’s Investors Service, Inc. (Moody’s). As at July 31, 2016, approximately 27% of the underlying collateral was rated equivalent to BB- or higher, 52% was rated between the equivalent of B+ and B-, 14% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 1.7 years and average subordination of 57%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment-grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 5-month term of the contract.

Other

Our significant positions in the Investments and loans section within Other, as at July 31, 2016, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$222 million and a fair value of US$219 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$50 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$99 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as fair value option (FVO) securities and had a fair value of US$77 million; and
•	US$15 million notional value of an asset-backed security (ABS) classified as a loan, with a fair value of US$14 million and carrying value of US$14 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at July 31, 2016, include:

•	US$166 million notional value of written credit derivatives with a fair value of US$18 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$44 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

CIBC THIRD QUARTER 2016	13

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s Ratings Services (S&P) and/or Moody’s), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at July 31, 2016	CLO	Corporate debt	USRMM – CDO	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$255	$–	$–	$3	$–	$258	$2	$(1)	$1
Unrated	138	–	–	–	–	138	1	–	1
	393	–	–	3	–	396	3	(1)	2
Other counterparties (1)
Investment grade	–	–	144	–	–	144	109	–	109
Unrated	–	3,402	–	–	383	3,785	–	–	–
	–	3,402	144	–	383	3,929	109	–	109
	$393	$3,402	$144	$3	$383	$4,325	$112	$(1)	$111
October 31, 2015	$937	$3,397	$168	$10	$382	$4,894	$130	$(2)	$128
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at July 31, 2016 was US$230 million relative to nil net exposure.

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31 (2)	2016 Jul. 31	2015 Jul. 31 (2)
Revenue
International banking	$176	$175	$174	$546	$498
Other	(109)	(27)	(91)	(218)	(265)
Total revenue (3)	67	148	83	328	233
Provision for credit losses	(1)	44	14	117	35
Non-interest expenses	289	354	301	927	926
Loss before income taxes	(221)	(250)	(232)	(716)	(728)
Income taxes (3)	(186)	(174)	(175)	(540)	(510)
Net loss	$(35)	$(76)	$(57)	$(176)	$(218)
Net income (loss) attributable to:
Non-controlling interests	$6	$5	$5	$16	$12
Equity shareholders	(41)	(81)	(62)	(192)	(230)
Full-time equivalent employees	17,726	16,889	17,101	17,726	17,101
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	TEB adjusted. See footnote 3 in the “Capital Markets” section for additional details.

Financial overview

Net loss for the quarter was $35 million, compared with a net loss of $57 million in the same quarter last year, primarily due to a lower provision for credit losses and lower non-interest expenses, partially offset by lower revenue.

Net loss was down $41 million from the prior quarter, primarily due to lower non-interest expenses and a lower provision for credit losses, partially offset by lower revenue.

Net loss for the nine months ended July 31, 2016 was $176 million, compared with a net loss of $218 million in the same period in 2015, primarily due to higher revenue, partially offset by a higher provision for credit losses.

Revenue

Revenue was down $16 million or 19% from the same quarter last year.

International banking revenue was up $2 million, primarily due to the favourable impact of foreign exchange rates.

Other revenue was down $18 million, primarily due to a higher TEB adjustment and lower treasury revenue.

Revenue was down $81 million or 55% from the prior quarter.

International banking revenue was comparable with the prior quarter.

Other revenue was down $82 million, as the prior quarter included a gain on sale of a processing centre, shown as an item of note. The current quarter included a higher TEB adjustment.

14	CIBC THIRD QUARTER 2016

Revenue for the nine months ended July 31, 2016 was up $95 million or 41% from the same period in 2015.

International banking revenue was up $48 million, primarily due to the favourable impact of foreign exchange rates.

Other revenue was up $47 million, primarily due to the gain on sale noted above, and a lower TEB adjustment, partially offset by lower treasury revenue.

Provision for credit losses

Provision for credit losses was down $15 million from the same quarter last year, primarily due to an increase in the collective allowance in the same quarter last year, and lower losses in CIBC FirstCaribbean.

Provision for credit losses was down $45 million from the prior quarter, as the prior quarter included an increase in the collective allowance, shown as an item of note, primarily relating to deterioration in the commodities sector and the current economic conditions.

Provision for credit losses for the nine months ended July 31, 2016 was up $82 million from the same period in 2015, due to increases in the collective allowance, shown as items of note, primarily relating to deterioration in the commodities sector and the current economic conditions, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $12 million or 4% from the same quarter last year, primarily due to lower unallocated corporate support costs.

Non-interest expenses were down $65 million or 18% from the prior quarter, as the prior quarter included legal provisions related to certain ongoing matters, shown as an item of note.

Non-interest expenses for the nine months ended July 31, 2016 were comparable with the same period in 2015. The current period included the legal provisions noted above, and higher salaries, including the unfavourable impact of foreign exchange rates, while the same period in 2015 included restructuring charges primarily relating to employee severance, shown as an item of note.

Income taxes

Income tax benefit was up $11 million from the same quarter last year, and up $12 million from the prior quarter, primarily due to a higher TEB adjustment.

Income tax benefit for the nine months ended July 31, 2016 was up $30 million from the same period in 2015, mainly due to an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority investment in ACI, shown as an item of note.

CIBC THIRD QUARTER 2016	15

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2016 Jul. 31	2015 Oct. 31
Assets
Cash and deposits with banks	$13,128	$18,637
Securities	84,965	74,982
Securities borrowed or purchased under resale agreements	36,460	33,334
Loans and acceptances, net of allowance	312,273	290,981
Derivative instruments	28,553	26,342
Other assets	19,111	19,033
	$494,490	$463,309
Liabilities and equity
Deposits	$389,573	$366,657
Obligations related to securities lent or sold short or under repurchase agreements	22,801	20,149
Derivative instruments	30,225	29,057
Other liabilities	25,770	22,019
Subordinated indebtedness	3,400	3,874
Equity	22,721	21,553
	$494,490	$463,309

Assets

As at July 31, 2016, total assets were up $31.2 billion or 7% from October 31, 2015, net of a decrease of approximately $1 billion due to the depreciation of the U.S. dollar.

Cash and deposits with banks decreased by $5.5 billion or 30%, mainly due to lower short-term placements in Treasury.

Securities increased by $10.0 billion or 13%, primarily due to an increase in AFS securities held by Treasury, mainly Canadian government and corporate debt securities, and higher trading securities in Capital Markets.

Securities borrowed or purchased under resale agreements increased by $3.1 billion or 9%, due to normal business activity.

Net loans and acceptances increased by $21.3 billion or 7% due to increases in residential mortgages and business and government loans and acceptances.

Derivative instruments increased by $2.2 billion or 8%, largely driven by an increase in interest rate and foreign exchange derivatives valuation.

Liabilities

As at July 31, 2016, total liabilities were up $30.0 billion or 7% from October 31, 2015, net of a decrease of approximately $1 billion due to the depreciation of the U.S. dollar.

Deposits increased by $22.9 billion or 6%, primarily due to domestic retail volume growth and higher corporate banking deposits. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $2.7 billion or 13%, primarily due to client-driven activities.

Derivative instruments increased by $1.2 billion or 4%, largely driven by an increase in foreign exchange and interest rate derivative valuation, partially offset by a decrease in commodity derivatives valuation.

Other liabilities increased by $3.8 billion or 17%, mainly due to an increase in acceptances.

Subordinated indebtedness decreased by $474 million or 12%, primarily due to a redemption, partially offset by an issuance during the first quarter of 2016. See the “Significant capital management activity” section for further details.

Equity

As at July 31, 2016, equity increased $1.2 billion or 5% from October 31, 2015, primarily due to a net increase in retained earnings, partially offset by a decrease in accumulated other comprehensive income mainly driven by net actuarial losses relating to post-employment defined benefit plans.

16	CIBC THIRD QUARTER 2016

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 39 of the 2015 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Additionally, CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a 1% CET1 surcharge commencing January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

Capital adequacy requirements are applied on a consolidated basis, which is consistent with the consolidation basis in our financial statements as described in Note 1 of the 2015 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

Transitional basis (BCBS)	All-in basis (OSFI)

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.

CIBC THIRD QUARTER 2016	17

Regulatory capital

$ millions, as at	2016 Jul. 31	2015 Oct. 31
Transitional basis
CET1 capital	$19,910	$19,147
Tier 1 capital	21,764	20,671
Total capital	25,154	24,538
RWA	170,333	163,867
CET1 ratio	11.7%	11.7%
Tier 1 capital ratio	12.8%	12.6%
Total capital ratio	14.8%	15.0%
All-in basis
CET1 capital	$18,345	$16,829
Tier 1 capital	20,862	19,520
Total capital	24,311	23,434
CET1 capital RWA	168,077	156,107
Tier 1 capital RWA	168,407	156,401
Total capital RWA	168,690	156,652
CET1 ratio	10.9%	10.8%
Tier 1 capital ratio	12.4%	12.5%
Total capital ratio	14.4%	15.0%

CET1 ratio (All-in basis)

The CET1 ratio at July 31, 2016 increased 0.1% from October 31, 2015. An increase in CET1 capital was partially offset by the impact of increased RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends and share repurchases), as well as a decrease in regulatory capital deductions. CET1 capital RWAs increased $12.0 billion from October 31, 2015 to July 31, 2016, primarily due to increased exposures, portfolio migration, and capital model updates, partially offset by the impact of the sale of ACI and net foreign exchange movement.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements (see page 35 of the 2015 Annual Report), and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities.

In July 2016, the BCBS published revisions to the securitization framework, with an effective date of January 2018, which aim to strengthen the capital standards for securitization exposures.

In April 2016, the BCBS issued the final standard for Interest Rate Risk in the Banking Book (IRRBB). This standard represents a Pillar 2 supervisory approach, which promotes enhanced disclosures and improves comparability through providing extensive guidance to banks’ IRRBB management processes. These rules, which are effective January 2018, aim to promote sufficient capital to cover potential losses from exposures to changes in interest rates, and to limit incentives for capital arbitrage between the banking and trading books.

In March 2016, the BCBS issued two consultative papers:

“Reducing variation in credit risk-weighted assets – constraints on the use of internal model approaches” aims to limit the use of internal ratings-based approaches and adopt exposure-level, model-parameter floors for certain exposures. The proposed changes aim to: (i) reduce complexity; (ii) improve comparability; and (iii) address excessive variability in the capital requirements for credit risk.

“Standardised Measurement Approach for Operational Risk” proposed further revisions to the operational risk capital frameworks, with the stated objective of providing an optimal balance between simplicity, comparability, and risk sensitivity. A non-model-based standardized measurement approach is proposed to replace the existing standardized approach and advanced measurement approach. The proposed method combines a financial statement-based measure with past operational losses for the estimation of operational risk capital.

In January 2016, the BCBS published final standards for its market risk framework, which aim to ensure that the standardized and internal model approaches to market risk deliver credible capital outcomes and promote consistent implementation across jurisdictions. The BCBS will require banks to report under the new standards by the end of 2019. OSFI has not yet established a timeline for Canadian banks.

A consultative paper “Revisions to the Standardised Approach for credit risk” was released in December 2015, with the purpose of reducing reliance on external credit ratings, increasing risk sensitivity, reducing national discretion, strengthening the link between the standardized approach and the internal ratings-based approach, and enhancing comparability across banks.

OSFI published a letter in December 2015, followed by a consultative paper in April 2016, with proposals to update capital requirements for residential mortgage loans in response to evolving risks, such as risks associated with elevated house prices in certain markets, and increasing levels of household debt. Proposed changes will include:

•	A risk sensitive floor for loss given default (LGD) that will be tied to increases in local property prices and/or to house prices that are high relative to borrower income. This will apply to banks using internal models to determine RWAs; and
•	Additional criteria for recognizing the capital benefits of mortgage insurance.

The proposal is expected to be implemented by November 1, 2016 following consultation with the industry and then the public. Only new mortgage originations will be subject to the new rules on a go-forward basis. In July 2016, OSFI released a letter to all federally regulated financial institutions reinforcing its expectation that these institutions engage in prudent underwriting of residential mortgage loans.

CIBC will continue to monitor and prepare for developments in these areas.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

18	CIBC THIRD QUARTER 2016

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at		2016 Jul. 31	2015 Oct. 31
Transitional basis
Tier 1 capital	A	$21,764	$20,671
Leverage ratio exposure	B	537,779	503,504
Leverage ratio	A/B	4.0%	4.1%
All-in basis
Tier 1 capital	C	$20,862	$19,520
Leverage ratio exposure	D	537,172	502,552
Leverage ratio	C/D	3.9%	3.9%

Leverage ratio (All-in basis)

The leverage ratio at July 31, 2016 remained unchanged from October 31, 2015. An increase in Tier 1 capital was offset by an increase in leverage ratio exposure. The increase in Tier 1 capital was mainly driven by internal capital generation, as well as a decrease in regulatory capital deductions. The increase in the leverage ratio exposure was primarily driven by an increase in on-balance sheet assets.

Proposed revisions to leverage ratio framework

In April 2016 the BCBS issued a consultative document “Revisions to the Basel III leverage ratio framework” for comment. At this time, there is no change to the proposed minimum leverage ratio requirement of 3%, however consideration is being given to additional requirements for global systemically important banks (G-SIBs). Proposed changes include introducing a new measurement for derivative exposures, and allowing a deduction from the exposure measure for provisions that have been deducted from Tier 1 capital as well as revisions to credit conversion factors for off-balance sheet items. The implementation date is expected to be January 1, 2018.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In January 2016, OSFI issued a draft guideline confirming its expectations for domestic implementation of the BCBS Pillar 3 first phase requirements. In August 2016, OSFI confirmed that implementation is required beginning in the fourth quarter of 2018.

In March 2016, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a consultative document establishing the second phase of the project. The proposals in this document include enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the incorporation into Pillar 3 of other proposed disclosure requirements arising from ongoing reforms to the regulatory framework.

CIBC will continue to monitor and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure, and is consistent with the objectives of the Financial Stability Board’s rules for Total Loss-Absorbing Capacity applicable to G-SIBs. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

Further details of the consultation paper are available on page 36 of the 2015 Annual Report.

The Federal Budget released on March 22, 2016 confirmed the Government’s intention to introduce framework legislation for the bail-in regime. A Budget Implementation Bill (Bill C-15) was released on April 20, 2016. It included proposed amendments to existing legislation, such as the Canada Deposit Insurance Corporate (CDIC) and Bank Acts, to enable appropriate statutory powers to enact the forthcoming law. Highlights from Bill C-15 include:

•	Specified eligible shares and liabilities of D-SIBs may be converted into common shares;
•	The CDIC will set the terms and conditions of a conversion, including its timing; and
•	OSFI shall establish the amount of the higher loss absorbency requirement for D-SIBs.

Additional details on implementation, scope, and timing are expected to follow through regulations and by-laws.

Significant capital management activity

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases would be at a discount to the prevailing market price and were required to occur prior to March 29, 2016. Pursuant to the Order, 1,400,000 common shares were purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

During the quarter ended July 31, 2016, no shares were purchased under this bid. For the nine months ended July 31, 2016, we purchased and cancelled 3,081,300 common shares under this bid at an average price of $87.50 for a total amount of $270 million. Since the inception of this bid, we purchased and cancelled 3,197,200 common shares at an average price of $87.83 for a total amount of $281 million.

Dividends

Our quarterly common share dividend was increased from $1.18 per share to $1.21 per share for the quarter ended July 31, 2016, and from $1.15 per share to $1.18 per share for the quarter ended April 30, 2016.

CIBC THIRD QUARTER 2016	19

Subordinated indebtedness

Subsequent to quarter-end, on August 3, 2016, we purchased and cancelled $21 million (US$16 million) of our Floating Rate Debenture Notes Due 2084.

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

Convertible instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion	Maximum number of common
$ millions, except number of shares and per share amounts, as at July 31, 2016	Number of shares	Par value	price per common share	shares issuable on conversion
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$3,000		800,000,000
(1)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event”, as described in the capital adequacy guidelines, would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 67% based on the number of CIBC common shares outstanding as at July 31, 2016.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $9 million in the third quarter of 2016 ($7 million for the prior quarter and $7 million for the same quarter last year). Fees for the nine months ended July 31, 2016 were $26 million ($20 million for the nine months ended July 31, 2015). All fees earned in respect of activities with the conduits are on a market basis.

As at July 31, 2016, the underlying collateral for various asset types in our non-consolidated multi-seller conduits amounted to $4.8 billion (October 31, 2015: $4.0 billion). The estimated weighted-average life of these assets was 1.4 years (October 31, 2015: 1.2 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $235 million (October 31, 2015: $59 million). Our committed backstop liquidity facilities to these conduits were $6.9 billion (October 31, 2015: $4.9 billion). We also provided credit facilities of $40 million (October 31, 2015: $40 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $130 million (October 31, 2015: $105 million). As at July 31, 2016, we funded $104 million (October 31, 2015: $94 million) through the issuance of bankers’ acceptances and prime loans.

$ millions, as at	2016 Jul. 31				2015 Oct. 31
	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$339	$4,633	(3)	$–	$153	$3,972	(3)	$–
Third-party structured vehicles – continuing	4,322	1,907		–	3,490	985		–
Pass-through investment structures	405	–		–	605	–		–
Commercial mortgage securitization trust	10	–		–	13	–		–
CIBC Capital Trust	5	75		–	7	75		–
CIBC-managed investment funds	22	–		–	–	–		–
CIBC-structured CDO vehicles	10	28		–	9	27		23
Third-party structured vehicles – run-off	1,015	57		433	1,449	57		827
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $0.6 billion (October 31, 2015: $1.0 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the interim consolidated balance sheet was $189 million (October 31, 2015: $214 million). Notional of $0.4 billion (October 31, 2015: $0.8 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $144 million (October 31, 2015: $159 million). An additional notional of $45 million (October 31, 2015: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were nil (October 31, 2015: $1 million) on unhedged written credit derivatives.
(3)	Excludes an additional $2.1 billion (October 31, 2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $235 million (October 31, 2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Additional details of our structured entities (SEs) are provided in Note 6 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 39 and 40 of the 2015 Annual Report.

20	CIBC THIRD QUARTER 2016

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 41 to 75 of the 2015 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, including Compliance, and other oversight functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

There were changes made during the year to the Risk Management structure. The current structure is illustrated below:

CIBC THIRD QUARTER 2016	21

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Deciding on transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering requirements.

The eight key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•	Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.
•	Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk for non-corporate counterparties across CIBC’s portfolios, and effective challenge and sound risk management oversight to the treasury/liquidity management function within CIBC.
•	Global Credit Risk Management – This unit includes our regional Chief Risk Officers, and is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.
•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•	Retail Risk Management – This unit oversees the management of credit risk in the retail lines of business (residential mortgages, credit cards, personal loans and lines of credit, small business loans).
•	Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.
•	Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk policy and governance, risk systems and models, as well as economic capital methodologies.
•	Compliance – This unit provides timely and proactive advice and independent oversight of CIBC’s compliance with applicable regulatory and anti-money laundering requirements.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board of Directors (the Board) on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

The outcome of the U.K. referendum to exit the European Union has exacerbated an already challenging environment in global credit markets, where risks have been increasing in line with higher debt levels, as governments around the world attempt to rejuvenate their economies. While the negative economic effects are likely to be concentrated in the U.K., they will have ramifications for the rest of Europe, adding to existing economic challenges in the region. Credit is also a concern for emerging markets, where economies have yet to return to pre-crisis levels, and their credit ratings are showing signs of stress. Our direct exposure to many of these identified areas of concern is limited. However, we continue to actively monitor and assess the global business and geo-political environment for adverse developments.

22	CIBC THIRD QUARTER 2016

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Commodity prices

Commodity prices remain at low levels as growth in global demand continues to be subdued and excess supply persists. Lower commodity prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues. Should commodity prices remain at these levels for a protracted period of time, vulnerable companies in the sector will face additional stress.

So far, our overall commodity exposure continues to perform within our risk appetite. However, we have experienced losses in our oil and gas portfolio, and if the trend continues, we could experience further losses in future quarters. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We have run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock, such as higher unemployment rates, could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks. The recently introduced tax on purchases of residential property by foreign buyers in Vancouver could impact housing prices in Vancouver, and potentially other major Canadian cities.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

China’s economy continues to be on a slower growth trajectory as, in addition to cyclical factors, the country tries to rebalance growth from an export-oriented and investment-driven performance to a more sustainable service-oriented and consumption-driven economy.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and may raise the credit risk associated with our exposure to trading counterparties.

Acquisition risk

CIBC seeks out acquisition opportunities which align with its financial goals and strategies. The ability to successfully execute these strategies to integrate acquisitions, and the ability to anticipate and manage risks associated with them, are subject to certain factors. These include receiving regulatory and shareholder approval on a timely basis and on favourable terms, changes in general business and economic conditions, and the ability to control integration and acquisition costs, among others.

Although many of the factors are beyond CIBC’s control, their impact is mitigated by conducting thorough due diligence before completing the transaction and monitoring performance following the acquisition.

Environmental risks and pandemic outbreaks

A number of environmental events have occurred over the past several years, including hurricanes, tsunamis, earthquakes, wildfires, droughts and floods, oil spills, and industrial accidents. There is also concern that the outbreak of certain illnesses could have the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, along with the potential impact of climate change, introduce uncertainty and pose risks to the global economy, as well as our clients and our operations.

CIBC monitors these events and has measures in place including disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

CIBC THIRD QUARTER 2016	23

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at July 31, 2016:

(1)	Includes counterparty credit risk of $8,146 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $538 million, which comprises derivatives and repo-style transactions.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

24	CIBC THIRD QUARTER 2016

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Capital Markets lending businesses. Other sources of credit risk include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2016 Jul. 31	2015 Oct. 31
Business and government portfolios – advanced internal ratings-based (AIRB) approach
Drawn	$124,494	$114,965
Undrawn commitments	42,920	43,185
Repo-style transactions	80,280	72,657
Other off-balance sheet	75,293	77,600
OTC derivatives	17,973	16,300
Gross exposure at default (EAD) on business and government portfolios	340,960	324,707
Less: repo collateral	71,017	64,407
Net EAD on business and government portfolios	269,943	260,300
Retail portfolios – AIRB approach
Drawn	226,219	212,482
Undrawn commitments	72,936	68,267
Other off-balance sheet	340	340
Gross EAD on retail portfolios	299,495	281,089
Standardized portfolios	13,831	13,770
Securitization exposures	18,748	15,876
Gross EAD	$673,034	$635,442
Net EAD	$602,017	$571,035

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 68% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at July 31, 2016	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,217	$3,665	$324	$589	$8,795
Midstream	1,676	2,032	92	321	4,121
Downstream	97	383	32	10	522
Integrated	186	1,291	400	275	2,152
Oil and gas services	358	224	40	5	627
Petroleum distribution	577	298	67	26	968
	$7,111	$7,893	$955	$1,226	$17,185
October 31, 2015	$6,068	$9,473	$784	$951	$17,276

Fort McMurray wildfire

In May 2016, a wildfire in the Fort McMurray, Alberta area resulted in the evacuation of more than 100,000 residents, and the destruction of approximately 2,400 homes. CIBC has taken a number of steps to help affected clients and employees through this difficult time.

Our drawn exposure to the Fort McMurray area is approximately $1.6 billion, with insured and uninsured mortgages accounting for $1.1 billion and $0.3 billion, respectively, of the total.

We continue to monitor the related impact on our credit portfolio, and at this point, we do not anticipate any significant losses.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and nine months ended July 31, 2016, $21 million and $147 million, respectively (nil and $27 million for the quarter and nine months ended July 31, 2015, respectively), of loans have undergone TDR.

CIBC THIRD QUARTER 2016	25

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at July 31, 2016	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$47.4	57%	$36.2	43%	$10.1	100%	$47.4	51%	$46.3	49%
British Columbia and territories	17.2	45	20.9	55	4.1	100	17.2	41	25.0	59
Alberta	16.6	67	8.2	33	2.7	100	16.6	61	10.9	39
Quebec	7.7	60	5.1	40	1.5	100	7.7	54	6.6	46
Central prairie provinces	5.1	69	2.3	31	0.9	100	5.1	62	3.2	38
Atlantic provinces	5.7	69	2.5	31	0.8	100	5.7	63	3.3	37
Canadian portfolio (2)(3)	99.7	57	75.2	43	20.1	100	99.7	51	95.3	49
International portfolio (2)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$99.7	56%	$77.6	44%	$20.1	100%	$99.7	51%	$97.7	49%
October 31, 2015	$103.9	63%	$61.2	37%	$19.5	100%	$103.9	56%	$80.7	44%
(1)	We did not have any insured HELOCs as at July 31, 2016 and October 31, 2015.
(2)	Geographical location is based on the address of the property managed.
(3)	78% (October 31, 2015: 82%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter and nine months are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the nine months ended
		2016 Jul. 31	2016 Apr. 30		2015 Jul. 31		2016 Jul. 31		2015 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	64%	68%	64%	69%	65%	70%	64%	69%	65%	70%
British Columbia and territories	60	63	59	64	62	65	60	64	61	65
Alberta	68	73	67	72	68	72	68	72	68	72
Quebec	67	72	67	72	68	73	67	72	67	72
Central prairie provinces	68	74	69	73	68	73	69	73	68	73
Atlantic provinces	71	73	72	73	72	73	72	73	71	73
Canadian portfolio (2)	63%	67%	63%	68%	65%	69%	64%	68%	65%	69%
International portfolio	68%	n/m	71%	n/m	65%	n/m	70%	n/m	68%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical location is based on the address of the property managed.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2016 (1)	59%	57%
October 31, 2015 (1)	60%	59%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2016 and October 31, 2015 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2016 and September 30, 2015, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio July 31, 2016	–%	1%	3%	6%	28%	58%	4%	–%
October 31, 2015	–%	1%	3%	7%	26%	56%	7%	–%
International portfolio July 31, 2016	8%	15%	27%	25%	16%	8%	1%	–%
October 31, 2015	7%	16%	26%	25%	16%	8%	2%	–%

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 –20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio July 31, 2016	2%	5%	8%	12%	34%	36%	3%	–%
October 31, 2015	2%	6%	9%	13%	33%	34%	3%	–%
International portfolio July 31, 2016	7%	16%	26%	24%	16%	8%	2%	1%
October 31, 2015	7%	16%	26%	24%	17%	7%	2%	1%

26	CIBC THIRD QUARTER 2016

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2016, our Canadian condominium mortgages were $20.0 billion (October 31, 2015: $18.5 billion) of which 57% (October 31, 2015: 64%) were insured. Our drawn developer loans were $0.8 billion (October 31, 2015: $1.0 billion) or 0.9% (October 31, 2015: 1.4%) of our business and government portfolio, and our related undrawn exposure was $1.9 billion (October 31, 2015: $1.9 billion). The condominium developer exposure is diversified across 77 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2015 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at		2016 Jul. 31		2015 Oct. 31
	Exposure (1)
Investment grade	$7.18	83.3%	$7.59	89.3%
Non-investment grade	1.04	12.0	0.80	9.4
Watch list	0.17	2.0	0.01	0.1
Default	0.05	0.6	–	–
Unrated	0.18	2.1	0.10	1.2
	$8.62	100.0%	$8.50	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2016 Jul. 31			2016 Apr. 30			2015 Jul. 31			2016 Jul. 31			2015 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,146	$735	$1,881	$688	$789	$1,477	$711	$764	$1,475	$659	$760	$1,419	$700	$734	$1,434
Classified as impaired during the period	283	291	574	691	334	1,025	24	293	317	1,032	896	1,928	101	879	980
Transferred to not impaired during the period	(3)	(40)	(43)	(9)	(35)	(44)	(4)	(30)	(34)	(16)	(97)	(113)	(10)	(76)	(86)
Net repayments	(171)	(61)	(232)	(144)	(83)	(227)	(30)	(61)	(91)	(361)	(196)	(557)	(85)	(180)	(265)
Amounts written off	(86)	(235)	(321)	(37)	(229)	(266)	(59)	(208)	(267)	(135)	(661)	(796)	(103)	(626)	(729)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	(156)	–	(156)	–	–	–	–	–	–	(156)	–	(156)	–	–	–
Foreign exchange and other	22	13	35	(43)	(41)	(84)	45	34	79	12	1	13	84	61	145
Balance at end of period	$1,035	$703	$1,738	$1,146	$735	$1,881	$687	$792	$1,479	$1,035	$703	$1,738	$687	$792	$1,479
Allowance for impairment (1)
Balance at beginning of period	$371	$324	$695	$349	$349	$698	$369	$323	$692	$313	$333	$646	$337	$307	$644
Amounts written off	(86)	(235)	(321)	(37)	(229)	(266)	(59)	(208)	(267)	(135)	(661)	(796)	(103)	(626)	(729)
Recoveries of amounts written off in previous periods	3	43	46	2	41	43	2	47	49	12	127	139	9	135	144
Charge to income statement	60	185	245	91	192	283	10	166	176	179	540	719	65	506	571
Interest accrued on impaired loans	(6)	(3)	(9)	(3)	(2)	(5)	(1)	(5)	(6)	(13)	(7)	(20)	(6)	(12)	(18)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	7	6	13	(31)	(27)	(58)	29	18	47	(7)	(12)	(19)	48	31	79
Balance at end of period	$349	$320	$669	$371	$324	$695	$350	$341	$691	$349	$320	$669	$350	$341	$691
Net impaired loans
Balance at beginning of period	$775	$411	$1,186	$339	$440	$779$	342	$441	$783	$346	$427	$773	$363	$427	$790
Net change in gross impaired	(111)	(32)	(143)	458	(54)	404	(24)	28	4	376	(57)	319	(13)	58	45
Net change in allowance	22	4	26	(22)	25	3	19	(18)	1	(36)	13	(23)	(13)	(34)	(47)
Balance at end of period	$686	$383	$1,069	$775	$411	$1,186	$337	$451	$788	$686	$383	$1,069	$337	$451	$788
Net impaired loans as a percentage of net loans and acceptances			0.34%			0.39%			0.28%			0.34%			0.28%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at July 31, 2016, gross impaired loans were $1,738 million, up $259 million from the same quarter last year. The increase was primarily due to an increase in the oil and gas sector, and a new impairment in our exited European leveraged finance portfolio, partially offset by write-offs and lower new classifications in CIBC FirstCaribbean.

Gross impaired loans were down $143 million from the prior quarter, mainly in the oil and gas sector, which included a sale of a large exposure, and write-offs and lower new classifications in CIBC FirstCaribbean, partially offset by the new impairment in our exited European leveraged finance portfolio and the appreciation of the U.S. dollar.

About one-quarter of gross impaired loans at the end of the current quarter related to the oil and gas sector. In addition, about one-third related to CIBC FirstCaribbean, for which residential mortgages, and the real estate and construction sectors accounted for the majority.

Allowance for impairment

Allowance for impairment was $669 million, down $22 million from the same quarter last year. The decrease was primarily due to write-offs and lower new classifications in CIBC FirstCaribbean and the real estate and utilities sectors in the U.S., partially offset by an increase in the oil and gas sector, and the new impairment in our exited European leveraged finance portfolio.

CIBC THIRD QUARTER 2016	27

Allowance for impairment was down $26 million from the prior quarter, primarily due to the sale of an oil and gas impaired account, and write-offs and lower new classification in CIBC FirstCaribbean, partially offset by the new impairment in our exited European leverage finance portfolio and the appreciation of the U.S. dollar.

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 34% (October 31, 2015: 91%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P, with the change in ratio this quarter largely due to a downgrade of the United Kingdom, following the outcome of their referendum to exit the European Union.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at July 31, 2016	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$150	$–	$150	$–		$1	$1
Belgium	–	–	22	22	–		–	–
Finland	1	1	–	2	86		–	86
France	58	1	11	70	70		6	76
Germany	61	462	201	724	3		24	27
Ireland	2	–	5	7	–		7	7
Italy	–	–	–	–	–		1	1
Luxembourg	3	–	–	3	4		–	4
Netherlands	188	2	149	339	124		1	125
Total Eurozone	$313	$616	$388	$1,317	$287		$40	$327
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	–	7	7	–		4	4
Norway	–	–	6	6	311		–	311
Poland	–	–	1	1	–		–	–
Sweden	382	283	47	712	71		–	71
Switzerland	280	–	76	356	14		–	14
Turkey	–	–	326	326	–		86	86
United Kingdom	753	375	529	1,657	2,491	(1)	208	2,699
Total non-Eurozone	$1,415	$658	$992	$3,065	$2,887		$298	$3,185
Total Europe (2)	$1,728	$1,274	$1,380	$4,382	$3,174		$338	$3,512
October 31, 2015	$2,017	$764	$1,609	$4,390	$4,264		$603	$4,867
(1)	Includes $190 million of exposure (notional value of $213 million and fair value of $23 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.
(2)	Includes $165 million (October 31, 2015: $220 million) of loans, net of allowance, related to the discontinued European leveraged finance business.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2016	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$6	$35	$41	$35	$6	$157
Belgium	6	–	27	33	26	7	29
Finland	5	–	26	31	16	15	103
France	26	–	1,957	1,983	1,952	31	177
Germany	–	–	1,348	1,348	1,279	69	820
Ireland	–	–	419	419	394	25	39
Italy	–	–	9	9	2	7	8
Luxembourg	5	–	9	14	–	14	21
Netherlands	86	–	43	129	43	86	550
Total Eurozone	$128	$6	$3,873	$4,007	$3,747	$260	$1,904
Czech Republic	$–	$10	$–	$10	$10	$–	$–
Denmark	–	–	36	36	35	1	12
Norway	–	238	2	240	238	2	319
Poland	–	–	–	–	–	–	1
Sweden	14	–	82	96	82	14	797
Switzerland	–	–	2,348	2,348	2,288	60	430
Turkey	–	–	–	–	–	–	412
United Kingdom	620	–	3,423	4,043	3,353	690	5,046
Total non-Eurozone	$634	$248	$5,891	$6,773	$6,006	$767	$7,017
Total Europe	$762	$254	$9,764	$10,780	$9,753	$1,027	$8,921
October 31, 2015	$841	$245	$8,132	$9,218	$8,142	$1,076	$10,333
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.3 billion (October 31, 2015: $1.1 billion), collateral on repo-style transactions was $8.5 billion (October 31, 2015: $7.0 billion), and both are comprised of cash and investment grade debt securities.

28	CIBC THIRD QUARTER 2016

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at July 31, 2016	Total indirect exposure
Finland	$5
France	22
Germany	12
Greece	5
Ireland	2
Italy	7
Luxembourg	24
Netherlands	31
Spain	12
Total Eurozone	$120
Denmark	$2
Norway	1
Sweden	2
United Kingdom	24
Total non-Eurozone	$29
Total exposure	$149
October 31, 2015	$404

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $679 million (October 31, 2015: $533 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to page 60 of the 2015 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2016	Drawn	Undrawn
Construction program	$92	$430
Interim program	8,131	459
Permanent program	116	–
Exposure, net of allowance	$8,339	$889
Of the above:
Net impaired	$42	$–
On credit watch list	144	10
Exposure, net of allowance, as at October 31, 2015	$7,600	$453

As at July 31, 2016, the allowance for credit losses for this portfolio was $24 million (October 31, 2015: $27 million). During the quarter and nine months ended July 31, 2016, there was no provision for credit losses (provision for credit losses was $5 million and $19 million for the quarter and nine months ended July 31, 2015, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at July 31, 2016, there was no CMBS inventory (October 31, 2015: nil).

CIBC THIRD QUARTER 2016	29

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2016 Jul. 31					2015 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,942	$–		$1,565	$1,377	$3,053	$–		$1,770	$1,283	Foreign exchange
Interest-bearing deposits with banks	10,186	347		9,839	–	15,584	501		15,083	–	Interest rate
Securities	84,965	47,548	(1)	37,417	–	74,982	45,299	(1)	29,683	–	Equity, interest rate
Cash collateral on securities borrowed	5,317	–		5,317	–	3,245	–		3,245	–	Interest rate
Securities purchased under resale agreements	31,143	–		31,143	–	30,089	–		30,089	–	Interest rate
Loans
Residential mortgages	181,480	–		181,480	–	169,258	–		169,258	–	Interest rate
Personal	37,579	–		37,579	–	36,517	–		36,517	–	Interest rate
Credit card	12,042	–		12,042	–	11,804	–		11,804	–	Interest rate
Business and government	69,448	5,152	(2)	64,296	–	65,276	5,658	(2)	59,618	–	Interest rate
Allowance for credit losses	(1,780)	–		(1,780)	–	(1,670)	–		(1,670)	–	Interest rate
Derivative instruments	28,553	25,351	(3)	3,202	–	26,342	22,457	(3)	3,885	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	13,504	–		13,504	–	9,796	–		9,796	–	Interest rate
Other assets	19,111	1,502		9,903	7,706	19,033	1,381		10,260	7,392	Interest rate, equity,
											foreign exchange
	$494,490	$79,900		$405,507	$9,083	$463,309	$75,296		$379,338	$8,675
Deposits	$389,573	$322	(4)	$347,764	$41,487	$366,657	$363	(4)	$327,557	$38,737	Interest rate
Obligations related to securities sold short	9,433	9,172		261	–	9,806	9,468		338	–	Interest rate
Cash collateral on securities lent	2,730	–		2,730	–	1,429	–		1,429	–	Interest rate
Obligations related to securities sold under repurchase agreements	10,638	–		10,638	–	8,914	–		8,914	–	Interest rate
Derivative instruments	30,225	25,987	(3)	4,238	–	29,057	24,655	(3)	4,402	–	Interest rate,
											foreign exchange
Acceptances	13,504	–		13,504	–	9,796	–		9,796	–	Interest rate
Other liabilities	12,266	1,074		5,429	5,763	12,223	1,038		5,138	6,047	Interest rate
Subordinated indebtedness	3,400	–		3,400	–	3,874	–		3,874	–	Interest rate
	$471,769	$36,555		$387,964	$47,250	$441,756	$35,524		$361,448	$44,784
(1)	Excludes securities in the structured credit run-off business of $538 million (October 31, 2015: $565 million). These are considered non-trading for market risk purposes.
(2)	Excludes $118 million (October 31, 2015: $333 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended July 31, 2016 was down $2.4 million from the prior quarter, primarily due to a decrease in credit spread, equity and debt specific risks, partially offset by an increase in foreign exchange and interest rate risks.

Average stressed total VaR for the three months ended July 31, 2016 was up $0.3 million from the prior quarter. During the current stressed VaR period from September 10, 2008 to September 8, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended July 31, 2016 was up $5.5 million from the prior quarter, mainly due to an increase in investment grade trading inventory.

30	CIBC THIRD QUARTER 2016

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2016 Jul. 31		2016 Apr. 30		2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$3.9	$1.6	$2.2	$2.4	$1.9	$2.3	$1.6	$1.4	$2.1	$1.5
Credit spread risk	4.6	1.7	2.6	2.8	4.6	5.6	2.3	2.2	3.6	3.0
Equity risk	3.7	2.1	2.3	2.8	3.7	3.3	1.8	2.1	2.7	2.4
Foreign exchange risk	5.0	0.8	1.3	2.5	1.5	1.2	0.7	0.9	1.7	0.9
Commodity risk	3.0	1.1	1.8	1.7	2.5	1.7	2.0	1.8	1.7	1.4
Debt specific risk	1.5	0.8	1.1	1.0	1.4	1.5	1.5	2.0	1.4	2.2
Diversification effect (1)	n/m	n/m	(7.1)	(7.5)	(7.6)	(7.5)	(6.3)	(6.7)	(7.2)	(7.4)
Total VaR (one-day measure)	$8.6	$3.9	$4.2	$5.7	$8.0	$8.1	$3.6	$3.7	$6.0	$4.0
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2016 Jul. 31		2016 Apr. 30		2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$21.5	$6.8	$8.2	$10.3	$10.7	$9.0	$6.4	$6.3	$9.2	$6.8
Credit spread risk	12.6	8.0	11.2	10.4	11.0	11.6	13.6	11.6	11.0	13.7
Equity risk	4.5	1.5	2.2	2.1	2.4	1.9	1.6	1.9	2.1	2.3
Foreign exchange risk	3.7	0.6	0.6	1.6	2.0	2.5	3.6	3.8	3.2	3.7
Commodity risk	4.6	1.5	3.9	2.9	4.0	3.6	2.7	5.0	3.1	4.4
Debt specific risk	3.6	2.5	2.5	3.0	3.4	3.3	3.9	3.7	2.9	3.9
Diversification effect (1)	n/m	n/m	(22.3)	(19.8)	(22.8)	(21.7)	(20.0)	(21.1)	(21.4)	(20.9)
Stressed total VaR (one-day measure)	$16.1	$6.3	$6.3	$10.5	$10.7	$10.2	$11.8	$11.2	$10.1	$13.9
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2016 Jul. 31		2016 Apr. 30		2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$89.1	$48.8	$69.8	$67.7	$54.3	$63.0	$84.2	$86.4	$66.9	$95.8
Migration risk	44.8	24.1	26.8	28.8	31.1	28.0	36.2	40.9	30.2	41.3
IRC (one-year measure)	$118.7	$80.5	$96.6	$96.5	$85.4	$91.0	$120.4	$127.3	$97.1	$137.1

CIBC THIRD QUARTER 2016	31

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $20.4 million occurred on July 22, 2016. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $5.5 million during the quarter and the average daily TEB was $2.3 million.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in all interest rates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2016 Jul. 31			2016 Apr. 30			2015 Jul. 31
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$95	$7	$10	$65	$3	$11	$52	$23	$(1)
Increase (decrease) in present value of shareholders’ equity	(117)	(113)	(7)	(132)	(108)	(6)	(228)	(17)	(33)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(149)	(8)	(12)	(144)	(6)	(10)	(119)	(11)	1
Increase (decrease) in present value of shareholders’ equity	34	96	4	23	99	6	87	7	29
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$171	$14	$25	$118	$6	$21	$77	$45	$(2)
Increase (decrease) in present value of shareholders’ equity	(266)	(210)	(6)	(289)	(216)	(11)	(503)	(34)	(65)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(273)	(5)	(22)	(292)	(3)	(20)	(193)	(14)	2
Increase (decrease) in present value of shareholders’ equity	(31)	108	8	(166)	115	11	71	10	52

32	CIBC THIRD QUARTER 2016

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC possesses a comprehensive liquidity management framework that supports our business strategy, aligns with our risk appetite and limits established within the liquidity risk management policy, and adheres to regulatory expectations. The liquidity risk management policy requires we maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet, commitments and contingent obligations, in order to maintain the strength of our enterprise under both normal and stressed conditions.

Our funding and liquidity position remained stable over the three months ended July 31, 2016, and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies and assumptions are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, specifically monitors global liquidity risk, and includes senior management from Treasury, Risk Management and regional operations.

The Risk Management Committee (RMC) is regularly informed of current and prospective liquidity conditions. The RMC approves CIBC’s liquidity risk management policy, CFP, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets

Available liquid assets include cash, high quality marketable securities and other assets that can be used to access funding in a timely fashion. Encumbered assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Unencumbered assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at							2016 Jul. 31	2015 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and due from banks	$13,128	(2)	$–		$478	$–	$12,650	$ 18,177
Securities	83,958	(3)	74,500	(4)	22,951	42,767	92,740	82,872
National Housing Act mortgage-backed securities	50,249	(5)	–		21,417	–	28,832	32,440
Mortgages	14,056	(6)	–		14,056	–	–	–
Credit cards	4,147	(7)	–		4,147	–	–	–
Other assets	6,453	(8)	–		5,877	–	576	427
	$ 171,991		$ 74,500		$ 68,926	$ 42,767	$ 134,798	$ 133,916
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,007 million (October 31, 2015: $1,116 million).
(4)	Includes $5,317 million (October 31, 2015: $3,245 million) of cash collateral received on securities borrowed, $31,143 million (October 31, 2015: $30,089 million) of securities purchased under resale agreements, $36,630 million (October 31, 2015: $32,169 million) of securities borrowed against securities lent, and $1,410 million (October 31, 2015: $1,058 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond Programme, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,877 million (October 31, 2015: $5,460 million) of cash pledged as collateral for derivatives and $576 million (October 31, 2015: $427 million) of gold and silver certificates.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2016 Jul. 31	2015 Oct. 31
CIBC (parent)	$99,353	$100,698
CIBC World Markets Inc. (1)	18,378	16,005
Other subsidiaries	17,067	17,213
	$134,798	$133,916
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks - such as the Bank of Canada and the Federal Reserve Bank of New York - historical observations, securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $0.9 billion or 1% from October 31, 2015, primarily due to an increase in securities, partially offset by a decrease in cash and deposits with banks.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

CIBC THIRD QUARTER 2016	33

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes. For additional details, see Note 22 to the 2015 annual consolidated financial statements.

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2016	Cash and deposits with banks	$13,128	$–	$13,128	$12	$466	$12,650	$–
Jul. 31	Securities	84,965	–	84,965	22,951	–	61,007	1,007
	Securities borrowed or purchased under resale agreements	–	36,460	36,460	20,831	–	15,629	–
	Loans, net of allowance	298,769	–	298,769	39,620	35	28,832	230,282
	Other
	Derivative instruments	28,553	–	28,553	–	–	–	28,553
	Customers’ liability under acceptances	13,504	–	13,504	–	–	–	13,504
	Land, buildings and equipment	1,859	–	1,859	–	–	–	1,859
	Goodwill	1,525	–	1,525	–	–	–	1,525
	Software and other intangible assets	1,340	–	1,340	–	–	–	1,340
	Investments in equity-accounted associates and joint ventures	725	–	725	–	–	–	725
	Other assets	13,662	–	13,662	5,877	–	576	7,209
		$458,030	$36,460	$494,490	$89,291	$501	$118,694	$286,004
2015	Cash and deposits with banks	$18,637	$–	$18,637	$16	$444	$18,177	$–
Oct. 31	Securities	74,982	–	74,982	24,603	–	49,263	1,116
	Securities borrowed or purchased under resale agreements	–	33,334	33,334	16,748	–	16,586	–
	Loans, net of allowance	281,185	–	281,185	39,858	76	32,440	208,811
	Other
	Derivative instruments	26,342	–	26,342	–	–	–	26,342
	Customers’ liability under acceptances	9,796	–	9,796	–	–	–	9,796
	Land, buildings and equipment	1,897	–	1,897	–	–	–	1,897
	Goodwill	1,526	–	1,526	–	–	–	1,526
	Software and other intangible assets	1,197	–	1,197	–	–	–	1,197
	Investments in equity-accounted associates and joint ventures	1,847	–	1,847	–	–	–	1,847
	Other assets	12,566	–	12,566	5,460	–	427	6,679
		$429,975	$33,334	$463,309	$86,685	$520	$116,893	$259,211

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the liquidity coverage ratio (LCR) is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines released in May 2014, CIBC reports the LCR monthly to OSFI. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and large unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

34	CIBC THIRD QUARTER 2016

The LCR is disclosed using a standard OSFI-prescribed disclosure template and is calculated based on a simple average of the three month end positions within the quarter:

$ millions		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$96,992
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$128,718	8,591
3	Stable deposits	61,145	1,834
4	Less stable deposits	67,573	6,757
5	Unsecured wholesale funding, of which:	111,828	64,643
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	32,600	8,025
7	Non-operational deposits (all counterparties)	52,815	30,205
8	Unsecured debt	26,413	26,413
9	Secured wholesale funding	n/a	3,560
10	Additional requirements, of which:	64,843	17,941
11	Outflows related to derivative exposures and other collateral requirements	11,303	6,830
12	Outflows related to loss of funding on debt products	1,900	1,900
13	Credit and liquidity facilities	51,640	9,211
14	Other contractual funding obligations	3,549	3,549
15	Other contingent funding obligations	231,822	4,140
16	Total cash outflows	n/a	102,424
Cash inflows
17	Secured lending (e.g. reverse repos)	46,828	10,034
18	Inflows from fully performing exposures	17,907	9,250
19	Other cash inflows	2,268	2,268
20	Total cash inflows	$67,003	$21,552
			Total adjusted value
21	Total HQLA	n/a	$96,992
22	Total net cash outflows	n/a	$80,872
23	LCR	n/a	120%
$ millions, for the three months ended April 30, 2016			Total adjusted value
21	Total HQLA	n/a	$98,385
22	Total net cash outflows	n/a	$80,843
23	LCR	n/a	122%
(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at July 31, 2016 decreased modestly to 120% from 122% as at April 30, 2016, primarily due to increases in lending, partially offset by deposit and funding growth. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from Retail and Business Banking channels. Personal deposits accounted for $145.7 billion as at July 31, 2016 (October 31, 2015: $137.4 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short- and long-term secured and unsecured wholesale funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt. CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities and output from our liquidity position forecasting.

CIBC THIRD QUARTER 2016	35

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at July 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$6,129	$1,778	$96	$118	$8,121	$–	$–	$8,121
Certificates of deposit and commercial paper	11,098	10,917	17,818	6,005	45,838	715	–	46,553
Bearer deposit notes and bankers’ acceptances	1,073	2,612	2,198	2,399	8,282	–	–	8,282
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	500	781	2,947	10,161	14,389	10,875	9,678	34,942
Senior unsecured structured notes	–	–	–	–	–	465	–	465
Covered bonds/asset-backed securities
Mortgage securitization	–	829	686	1,166	2,681	3,249	15,432	21,362
Covered bonds	–	–	496	688	1,184	863	12,009	14,056
Cards securitization	–	–	1,801	588	2,389	979	779	4,147
Subordinated liabilities	–	–	–	–	–	–	3,400	3,400
Other	–	–	–	–	–	–	–	–
	$18,800	$16,917	$26,042	$21,125	$82,884	$17,146	$41,298	$141,328
Of which:
Secured	$–	$829	$2,983	$2,442	$6,254	$5,091	$28,220	$39,565
Unsecured	18,800	16,088	23,059	18,683	76,630	12,055	13,078	101,763
	$18,800	$16,917	$26,042	$21,125	$82,884	$17,146	$41,298	$141,328
October 31, 2015	$15,361	$23,429	$17,787	$20,601	$77,178	$18,977	$37,237	$133,392

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2016 Jul. 31		2015 Oct. 31
CAD	$62.2	44%	$61.5	46%
USD	58.2	41	60.1	45
Other	20.9	15	11.8	9
	$141.3	100%	$133.4	100%

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position and liquidity positioning.

Our credit ratings are summarized in the following table:

	Short-term debt		Senior debt		Subordinated indebtedness		Subordinated indebtedness – NVCC (1)		Preferred Shares – NVCC (1)
As at	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	A(L)	Pfd-2	Pfd-2	Negative	(2)
Fitch Ratings, Inc.	F1+	F1+	AA-	AA-	A+	A+	A+	A+	n/a	n/a	Stable
Moody’s	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa1	Baa2	Baa2	Negative	(3)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Stable
(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook applies to short-term debt, senior debt, and subordinated indebtedness ratings.
(3)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2016 Jul. 31	2015 Oct. 31
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.1	0.2
Three-notch downgrade	0.5	0.5

36	CIBC THIRD QUARTER 2016

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In February 2015, OSFI provided a revised Basel III monitoring template and is engaging in directed and public consultations prior to issuance of its final NSFR reporting application. NSFR reporting will become effective January 1, 2018, and will be disclosed publicly in the first quarter of 2018 in accordance with NSFR disclosure requirements released in June 2015.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modeling a behavioural balance sheet.

$ millions, as at July 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$2,942	$–	$–	$–	$–	$–	$–	$–	$–	$2,942
Interest-bearing deposits with banks	10,186	–	–	–	–	–	–	–	–	10,186
Securities	2,172	2,279	2,122	1,736	1,714	8,327	15,996	15,592	35,027	84,965
Cash collateral on securities borrowed	5,317	–	–	–	–	–	–	–	–	5,317
Securities purchased under resale agreements	15,961	9,382	2,569	1,599	–	1,632	–	–	–	31,143
Loans
Residential mortgages	2,317	4,064	6,255	7,696	8,980	35,607	108,502	7,439	620	181,480
Personal	587	562	799	1,034	1,018	149	409	2,399	30,622	37,579
Credit card	253	506	759	759	759	3,035	5,971	–	–	12,042
Business and government	4,717	2,071	3,556	3,199	3,927	10,749	20,442	12,290	8,497	69,448
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,780)	(1,780)
Derivative instruments	2,133	2,009	1,968	684	871	2,664	6,314	11,910	–	28,553
Customers’ liability under acceptances	11,771	1,671	50	7	5	–	–	–	–	13,504
Other assets	–	–	–	–	–	–	–	–	19,111	19,111
	$58,356	$22,544	$18,078	$16,714	$17,274	$62,163	$157,634	$49,630	$92,097	$494,490
October 31, 2015	$54,058	$22,927	$21,064	$22,485	$16,347	$49,380	$141,529	$47,362	$88,157	$463,309
Liabilities
Deposits (1)	$29,011	$25,015	$37,652	$21,920	$19,122	$26,419	$42,626	$6,744	$181,064	$389,573
Obligations related to securities sold short	9,433	–	–	–	–	–	–	–	–	9,433
Cash collateral on securities lent	2,730	–	–	–	–	–	–	–	–	2,730
Obligations related to securities sold under repurchase agreements	9,075	1,330	233	–	–	–	–	–	–	10,638
Derivative instruments	1,802	2,027	1,965	689	983	4,384	6,770	11,605	–	30,225
Acceptances	11,771	1,671	50	7	5	–	–	–	–	13,504
Other liabilities	–	–	–	–	–	–	–	–	12,266	12,266
Subordinated indebtedness	–	–	–	–	–	–	39	3,361	–	3,400
Equity	–	–	–	–	–	–	–	–	22,721	22,721
	$63,822	$30,043	$39,900	$22,616	$20,110	$30,803	$49,435	$21,710	$216,051	$494,490
October 31, 2015	$60,305	$34,090	$27,455	$26,453	$15,499	$30,998	$47,403	$18,902	$202,204	$463,309
(1)	Comprises $145.7 billion (October 31, 2015: $137.4 billion) of personal deposits of which $141.0 billion (October 31, 2015: $132.7 billion) are in Canada and $4.7 billion (October 31, 2015: $4.7 billion) are in other countries; $227.3 billion (October 31, 2015: $218.5 billion) of business and government deposits and secured borrowings of which $167.4 billion (October 31, 2015: $158.9 billion) are in Canada and $59.9 billion (October 31, 2015: $59.6 billion) are in other countries; and $16.6 billion (October 31, 2015: $10.8 billion) of bank deposits of which $7.2 billion (October 31, 2015: $4.0 billion) are in Canada and $9.4 billion (October 31, 2015: $6.8 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$24,943	$6,047	$5,640	$–	$–	$–	$–	$–	$–	$36,630
Unutilized credit commitments	383	6,463	1,402	684	1,489	5,665	32,831	937	132,236	182,090
Backstop liquidity facilities	–	10	6,888	944	697	299	–	13	–	8,851
Standby and performance letters of credit	1,750	1,043	3,508	2,233	2,062	728	766	239	–	12,329
Documentary and commercial letters of credit	47	35	46	2	8	51	7	–	–	196
Other	279	–	–	–	–	–	–	–	–	279
	$27,402	$13,598	$17,484	$3,863	$4,256	$6,743	$33,604	$1,189	$132,236	$240,375
October 31, 2015	$25,115	$19,910	$5,597	$4,322	$3,748	$8,912	$32,321	$1,560	$124,034	$225,519
(1)	Includes $103.4 billion (October 31, 2015: $97.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.7 billion (October 31, 2015: $1.4 billion) for cash because it is reported on the interim consolidated balance sheet.

CIBC THIRD QUARTER 2016	37

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$36	$73	$109	$108	$106	$401	$888	$1,012	$2,733
Purchase obligations (1)	63	144	274	165	199	721	895	366	2,827
Pension contributions (2)	1	1	–	–	–	–	–	–	2
Underwriting commitments	105	248	–	–	–	–	–	–	353
Investment commitments	1	–	1	–	4	1	11	144	162
	$206	$466	$384	$273	$309	$1,123	$1,794	$1,522	$6,077
October 31, 2015	$797	$284	$306	$336	$340	$1,093	$1,869	$1,669	$6,694
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 73 to 75 of the 2015 Annual Report.

38	CIBC THIRD QUARTER 2016

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2015 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2015. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

			2016			2015
$ millions, as at			Jul. 31			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$538	$579	1.1%	$565	$611	1.2%
AFS securities	3	1,918	5.4	32	2,041	7.2
FVO securities	101	101	38.5	111	111	41.6
Derivative instruments	146	190	0.7	165	192	0.7
	$788	$2,788	2.3%	$873	$2,955	2.7%
Liabilities
Deposits and other liabilities (2)	$246	$481	13.2%	$280	$474	17.8%
Derivative instruments	212	276	0.9	244	297	1.0
	$458	$757	1.7%	$524	$771	1.9%
(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the interim consolidated financial statements at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2016 Jul. 31	2015 Oct. 31
Securities
Market risk	$1	$1
Derivatives
Market risk	70	68
Credit risk	118	99
Administration costs	5	6
Total valuation adjustments	$194	$174

CIBC THIRD QUARTER 2016	39

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 51 of the 2015 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 50 of the 2015 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements”, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that purchase and securitize our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuing involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

40	CIBC THIRD QUARTER 2016

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the interim consolidated financial statements.

Asset impairment

Goodwill

As at July 31, 2016, we had goodwill of $1,525 million (October 31, 2015: $1,526 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less costs to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to give rise to a deficiency which would result in an impairment charge.

The recoverable amount of CIBC FirstCaribbean is based on a value-in-use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

We performed our annual impairment test as of August 1, 2015 based on a five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2015. While our 2015 annual impairment test did not result in an impairment charge, the forecast for CIBC FirstCaribbean reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

Economic conditions in the Caribbean region remain challenging, and recent market volatility suggests greater downside risk with respect to the broader economic outlook, including forward-looking interest rate forecasts. As a result, we continue to closely monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at July 31, 2016, the carrying amount of goodwill relating to CIBC FirstCaribbean was $409 million (US$314 million).

Other intangible assets and long-lived assets

As at July 31, 2016, we had other intangible assets with an indefinite life of $142 million (October 31, 2015: $142 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less costs to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred tax assets will be realized.

Income tax accounting impacts all of our reporting segments. For further details of our income taxes, see Note 11 to the interim consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the

CIBC THIRD QUARTER 2016	41

outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2015 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.4 billion as at July 31, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2016, consist of the significant legal matters disclosed in Note 23 to the 2015 annual consolidated financial statements as updated in Note 13 to the interim consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

For additional information on developments related to our significant legal proceedings which have occurred since the issuance of our 2015 annual consolidated financial statements refer to Note 13 to the interim consolidated financial statements.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily related to employee severance and included Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to CIBC FirstCaribbean, which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations. As at July 31, 2016, the remaining provision relating to these restructuring charges was $141 million. While this amount represents our best estimate as at July 31, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

For further details on our restructuring provision, see Note 23 to our 2015 annual consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2015 annual consolidated financial statements.

42	CIBC THIRD QUARTER 2016

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions.

The transition to IFRS 9 represents a significant initiative for CIBC, for which we have established a transition program that is supported by a formal governance structure with an enterprise view and a dedicated project team. The project’s Steering Committee is co-chaired by senior stakeholders from our Risk Management and Finance groups, and is composed of individuals from the impacted SBUs as well as functional groups, such as Information Technology and Internal Audit. The Steering Committee is responsible for:

•	Ensuring the strategic alignment of IFRS 9 with CIBC’s overall strategies;
•	Ensuring key milestones are met;
•	Providing direction and guidance on a holistic basis; and
•	Reviewing and resolving key issues and risks.

To assist the Steering Committee in meeting its responsibilities, our transition program structure has three work streams that correspond to the three sections of the new financial instruments standard: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. Each work stream is composed of stakeholders from the impacted SBUs and functional groups, who are subject matter experts in the relevant policies, processes or technologies that are expected to be impacted by the transition.

Classification and measurement

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL). The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs are measured at FVTPL. Subsequent measurement of instruments classified as FVTPL under IFRS 9 operates in a similar manner to trading under IAS 39.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost. Subsequent measurement of instruments classified at FV-OCI and amortized cost classifications under IFRS 9 operate in a similar manner to AFS for debt securities and loans and receivables, respectively, under existing IAS 39, except for the impairment provisions which are discussed below.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the fair value option if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. Unlike AFS for equity securities under IAS 39, the FV-OCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

Impairment

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized (stage 1 loans), and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition (stage 2 loans). In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. In contrast, under the incurred loss methodology inherent in IAS 39, allowances are provided for non-impaired loans for losses that are incurred but not yet identified, while impairment losses are generally only recognized for AFS debt securities when objective evidence of impairment has been identified.

The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired (stage 3 loans), which for loans is similar to the requirements of IAS 39 to recognize impaired loans at their estimated realizable value. This occurs when one or more events have occurred after the initial recognition of the loan and the loss event or events have a detrimental impact on the estimated future cash flows of that loan.

We are currently designing the application of the ECL methodology to our impacted portfolios which includes defining when a significant increase in credit risk of a financial asset has occurred, defining a credit impaired financial asset, determining the measurement of both 12-month and lifetime credit losses and determining the set of forward-looking information factors to be incorporated in our methodology and how those factors will be quantified. Our design takes into account that interpretations concerning the application of ECL continue to evolve.

Our design also leverages our data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments will be made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. In addition, expected losses under IFRS 9 are for 12 months for stage 1 loans and lifetime for stage 2 and stage 3 loans, as compared with 12 months for AIRB portfolios under Basel. The negative impact from potential increases in our balance sheet allowances under IFRS 9 on CET1 capital, could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation.

CIBC THIRD QUARTER 2016	43

In December 2015, the BCBS finalized “Guidance on credit risk and accounting for expected credit losses”, which sets out supervisory guidance for banks relating to sound credit risk practices associated with implementing and applying an expected credit loss accounting framework, which includes the methodology in IFRS 9. In June 2016, OSFI issued guidance on “IFRS 9 Financial Instruments and Disclosures”, which effectively requires the application of the BCBS guidance for Federally Regulated Entities. We are currently designing the application of the IFRS 9 ECL methodology to our impacted portfolios, which takes into account OSFI’s and the BCBS’ supervisory guidance.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting. We are currently evaluating whether we should adopt the IFRS 9 hedge accounting requirements or retain the IAS 39 requirements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. While certain portions of the Dodd-Frank Act became effective immediately, or are now effective following transition periods or final rulemakings, the effectiveness of other portions is still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. Accordingly, it remains difficult to fully assess the impact that the Dodd-Frank Act will have on CIBC, and on the financial services industry in general. CIBC is subject to a number of specific requirements, including, among other things, mandatory clearing, trade reporting and registration of OTC derivative trading activities, heightened capital, liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act, and restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule. CIBC continues to devote resources necessary to ensure that we implement the requirements in compliance with all applicable regulations under the Dodd-Frank Act. We continually monitor developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years, through the adoption of local legislation. Proposed legislation to implement the CRS in Canada was released by the Department of Finance on April 15, 2016. CIBC will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline the BCBS’ expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2016 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2016, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

44	CIBC THIRD QUARTER 2016

Interim consolidated financial statements

(Unaudited)

Contents

46	Consolidated balance sheet
47	Consolidated statement of income
48	Consolidated statement of comprehensive income
49	Consolidated statement of changes in equity
50	Consolidated statement of cash flows
51	Notes to the interim consolidated financial statements

51	Note 1	–	Changes in accounting policies	58	Note 8	–	Subordinated indebtedness
52	Note 2	–	Fair value measurement	58	Note 9	–	Share capital
54	Note 3	–	Significant acquisition and disposition	59	Note 10	–	Post-employment benefits
55	Note 4	–	Securities	60	Note 11	–	Income taxes
55	Note 5	–	Loans	60	Note 12	–	Earnings per share
56	Note 6	–	Structured entities and derecognition of financial assets	60	Note 13	–	Contingent liabilities and provision
				61	Note 14	–	Segmented information
58	Note 7	–	Deposits	63	Note 15	–	Financial instruments – disclosures

CIBC THIRD QUARTER 2016	45

Consolidated balance sheet

Unaudited, $ millions, as at	2016 Jul. 31	2015 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,942	$3,053
Interest-bearing deposits with banks	10,186	15,584
Securities
Trading	49,169	46,181
Available-for-sale (AFS) (Note 4)	35,534	28,534
Designated at fair value (FVO)	262	267
	84,965	74,982
Cash collateral on securities borrowed	5,317	3,245
Securities purchased under resale agreements	31,143	30,089
Loans
Residential mortgages	181,480	169,258
Personal	37,579	36,517
Credit card	12,042	11,804
Business and government	69,448	65,276
Allowance for credit losses (Note 5)	(1,780)	(1,670)
	298,769	281,185
Other
Derivative instruments	28,553	26,342
Customers’ liability under acceptances	13,504	9,796
Land, buildings and equipment	1,859	1,897
Goodwill	1,525	1,526
Software and other intangible assets	1,340	1,197
Investments in equity-accounted associates and joint ventures (Note 3)	725	1,847
Deferred tax assets	789	507
Other assets	12,873	12,059
	61,168	55,171
	$494,490	$463,309
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$145,731	$137,378
Business and government	187,736	178,850
Bank	16,541	10,785
Secured borrowings	39,565	39,644
	389,573	366,657
Obligations related to securities sold short	9,433	9,806
Cash collateral on securities lent	2,730	1,429
Obligations related to securities sold under repurchase agreements	10,638	8,914
Other
Derivative instruments	30,225	29,057
Acceptances	13,504	9,796
Deferred tax liabilities	24	28
Other liabilities	12,242	12,195
	55,995	51,076
Subordinated indebtedness	3,400	3,874
Equity
Preferred shares	1,000	1,000
Common shares (Note 9)	7,806	7,813
Contributed surplus	73	76
Retained earnings	13,145	11,433
Accumulated other comprehensive income (AOCI)	509	1,038
Total shareholders’ equity	22,533	21,360
Non-controlling interests	188	193
Total equity	22,721	21,553
	$494,490	$463,309

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC THIRD QUARTER 2016

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, $ millions, except as noted	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Interest income
Loans	$2,492	$2,384	$2,418	$7,302	$7,188
Securities	446	436	380	1,317	1,139
Securities borrowed or purchased under resale agreements	86	80	69	239	250
Deposits with banks	44	42	20	119	53
	3,068	2,942	2,887	8,977	8,630
Interest expense
Deposits	814	781	728	2,337	2,310
Securities sold short	57	42	55	154	178
Securities lent or sold under repurchase agreements	36	31	29	91	87
Subordinated indebtedness	37	37	40	102	142
Other	11	14	14	37	41
	955	905	866	2,721	2,758
Net interest income	2,113	2,037	2,021	6,256	5,872
Non-interest income
Underwriting and advisory fees	142	121	106	343	327
Deposit and payment fees	206	206	216	625	622
Credit fees	169	156	136	472	393
Card fees	115	108	109	345	334
Investment management and custodial fees	223	214	211	649	606
Mutual fund fees	369	349	369	1,084	1,094
Insurance fees, net of claims	99	100	81	299	258
Commissions on securities transactions	87	88	93	259	297
Trading income (loss)	(28)	18	(10)	(56)	(25)
AFS securities gains, net	46	13	17	67	119
FVO gains (losses), net	(6)	8	(9)	7	(22)
Foreign exchange other than trading	201	56	29	314	46
Income from equity-accounted associates and joint ventures	23	20	43	72	140
Other	377	137	108	618	312
	2,023	1,594	1,499	5,098	4,501
Total revenue	4,136	3,631	3,520	11,354	10,373
Provision for credit losses (Note 5)	243	324	189	829	573
Non-interest expenses
Employee compensation and benefits	1,274	1,199	1,231	3,690	3,720
Occupancy costs	196	199	191	595	573
Computer, software and office equipment	344	340	330	1,005	957
Communications	75	88	80	244	246
Advertising and business development	66	63	70	192	201
Professional fees	51	45	65	140	152
Business and capital taxes	14	15	15	50	52
Other	198	293	197	708	577
	2,218	2,242	2,179	6,624	6,478
Income before income taxes	1,675	1,065	1,152	3,901	3,322
Income taxes	234	124	174	537	510
Net income	$1,441	$941	$978	$3,364	$2,812
Net income attributable to non-controlling interests	$6	$5	$5	$16	$12
Preferred shareholders	$9	$10	$11	$28	$36
Common shareholders	1,426	926	962	3,320	2,764
Net income attributable to equity shareholders	$1,435	$936	$973	$3,348	$2,800
Earnings per share (in dollars) (Note 12)
Basic	$3.61	$2.35	$2.42	$8.40	$6.96
Diluted	3.61	2.35	2.42	8.38	6.95
Dividends per common share (in dollars)	1.21	1.18	1.09	3.54	3.18

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2016	47

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, $ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Net income	$1,441	$941	$978	$3,364	$2,812
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	327	(1,188)	817	(119)	1,443
Net (gains) losses on investments in foreign operations reclassified to net income	(254)	(18)	–	(272)	(21)
Net gains (losses) on hedges of investments in foreign operations	(100)	566	(413)	126	(718)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	113	8	–	121	18
	86	(632)	404	(144)	722
Net change in AFS securities
Net gains (losses) on AFS securities	73	54	22	111	4
Net (gains) losses on AFS securities reclassified to net income	(33)	(14)	(13)	(53)	(82)
	40	40	9	58	(78)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	1	44	(14)	5	(42)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	7	(41)	16	(1)	32
	8	3	2	4	(10)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(148)	(11)	221	(445)	134
Net fair value change of FVO liabilities attributable to changes in credit risk	1	(2)	2	(2)	(2)
Total OCI (1)	(13)	(602)	638	(529)	766
Comprehensive income	$1,428	$339	$1,616	$2,835	$3,578
Comprehensive income (loss) attributable to non-controlling interests	$6	$5	$5	$16	$12
Preferred shareholders	$9	$10	$11	$28	$36
Common shareholders	1,413	324	1,600	2,791	3,530
Comprehensive income attributable to equity shareholders	$1,422	$334	$1,611	$2,819	$3,566
(1)	Includes $9 million of gains for the quarter ended July 31, 2016 (April 30, 2016: $1 million of losses; July 31, 2015: $5 million of gains) and $4 million of gains for the nine months ended July 31, 2016 (July 31, 2015: $10 million of gains) relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, $ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(34)	$97	$(65)	$2	$(118)
Net (gains) losses on investments in foreign operations reclassified to net income	37	–	–	37	3
Net gains (losses) on hedges of investments in foreign operations	60	(86)	51	59	90
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(23)	(3)	–	(26)	(6)
	40	8	(14)	72	(31)
Net change in AFS securities
Net gains (losses) on AFS securities	(16)	(10)	(8)	(18)	24
Net (gains) losses on AFS securities reclassified to net income	13	(1)	11	14	43
	(3)	(11)	3	(4)	67
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(1)	(15)	5	(2)	15
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(2)	14	(6)	1	(12)
	(3)	(1)	(1)	(1)	3
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	54	4	(80)	162	(50)
Net fair value change of FVO liabilities attributable to changes in credit risk	–	1	(1)	1	1
	$88	$1	$(93)	$230	$(10)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC THIRD QUARTER 2016

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, $ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,000	$1,000	$1,031
Issue of preferred shares	–	–	–	–	600
Redemption of preferred shares	–	–	–	–	(631)
Balance at end of period	$1,000	$1,000	$1,000	$1,000	$1,000
Common shares (Note 9)
Balance at beginning of period	$7,792	$7,786	$7,803	$7,813	$7,782
Issue of common shares	23	18	2	61	22
Purchase of common shares for cancellation	–	(15)	–	(61)	–
Treasury shares	(9)	3	(5)	(7)	(4)
Balance at end of period	$7,806	$7,792	$7,800	$7,806	$7,800
Contributed surplus
Balance at beginning of period	$74	$75	$77	$76	$75
Stock option expense	1	1	2	3	4
Stock options exercised	(2)	(2)	–	(7)	(3)
Other	–	–	–	1	3
Balance at end of period	$73	$74	$79	$73	$79
Retained earnings
Balance at beginning of period	$12,197	$11,785	$10,590	$11,433	$9,626
Net income attributable to equity shareholders	1,435	936	973	3,348	2,800
Dividends
Preferred	(9)	(10)	(11)	(28)	(36)
Common	(478)	(466)	(433)	(1,401)	(1,263)
Premium on purchase of common shares for cancellation	–	(50)	–	(209)	–
Other	–	2	–	2	(8)
Balance at end of period	$13,145	$12,197	$11,119	$13,145	$11,119
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$805	$1,437	$631	$1,035	$313
Net change in foreign currency translation adjustments	86	(632)	404	(144)	722
Balance at end of period	$891	$805	$1,035	$891	$1,035
Net gains (losses) on AFS securities
Balance at beginning of period	$112	$72	$171	$94	$258
Net change in AFS securities	40	40	9	58	(78)
Balance at end of period	$152	$112	$180	$152	$180
Net gains (losses) on cash flow hedges
Balance at beginning of period	$18	$15	$14	$22	$26
Net change in cash flow hedges	8	3	2	4	(10)
Balance at end of period	$26	$18	$16	$26	$16
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(415)	$(404)	$(579)	$(118)	$(492)
Net change in post-employment defined benefit plans	(148)	(11)	221	(445)	134
Balance at end of period	$(563)	$(415)	$(358)	$(563)	$(358)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$2	$4	$(4)	$5	$–
Net change attributable to changes in credit risk	1	(2)	2	(2)	(2)
Balance at end of period	$3	$2	$(2)	$3	$(2)
Total AOCI, net of income tax	$509	$522	$871	$509	$871
Non-controlling interests
Balance at beginning of period	$187	$195	$178	$193	$164
Net income attributable to non-controlling interests	6	5	5	16	12
Dividends	(4)	–	(3)	(19)	(5)
Other	(1)	(13)	14	(2)	23
Balance at end of period	$188	$187	$194	$188	$194
Equity at end of period	$22,721	$21,772	$21,063	$22,721	$21,063

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2016	49

Consolidated statement of cash flows

	For the three months ended			For the nine months ended
Unaudited, $ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$1,441	$941	$978	$3,364	$2,812
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	243	324	189	829	573
Amortization and impairment (1)	115	112	112	333	326
Stock option expense	1	1	2	3	4
Deferred income taxes	51	(51)	(17)	(34)	(50)
AFS securities gains, net	(46)	(13)	(17)	(67)	(119)
Net losses (gains) on disposal of land, buildings and equipment	(2)	(59)	–	(61)	2
Other non-cash items, net	(459)	(35)	(52)	(599)	(230)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,552)	740	(2,471)	5,398	(6,024)
Loans, net of repayments	(8,344)	(466)	(11,148)	(18,461)	(18,506)
Deposits, net of withdrawals	20,148	(8,406)	19,212	22,163	34,663
Obligations related to securities sold short	(192)	35	839	(373)	(1,602)
Accrued interest receivable	34	(82)	42	(49)	(17)
Accrued interest payable	(130)	206	(233)	(266)	(340)
Derivative assets	208	3,202	(3,285)	(2,193)	(9,330)
Derivative liabilities	(2,548)	(2,941)	1,407	1,154	10,019
Trading securities	(2,971)	(2,114)	320	(2,988)	(488)
FVO securities	(7)	27	(17)	5	(17)
Other FVO assets and liabilities	527	275	(80)	792	(94)
Current income taxes	19	(34)	194	28	110
Cash collateral on securities lent	416	(26)	(209)	1,301	664
Obligations related to securities sold under repurchase agreements	(3,781)	7,875	(2,209)	1,724	(1,760)
Cash collateral on securities borrowed	(871)	(464)	215	(2,072)	30
Securities purchased under resale agreements	133	(447)	10,209	(1,054)	5,416
Other, net	(886)	589	804	(1,240)	(477)
	1,547	(811)	14,785	7,637	15,565
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	–	1,000	–
Redemption/repurchase/maturity of subordinated indebtedness	–	–	(10)	(1,500)	(1,130)
Issue of preferred shares	–	–	–	–	600
Redemption of preferred shares	–	–	–	–	(631)
Issue of common shares for cash	21	16	2	54	19
Purchase of common shares for cancellation	–	(65)	–	(270)	–
Net sale (purchase) of treasury shares	(9)	3	(5)	(7)	(4)
Dividends paid	(487)	(476)	(444)	(1,429)	(1,299)
Share issuance costs	–	–	–	–	(8)
	(475)	(522)	(457)	(2,152)	(2,453)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(7,883)	(7,295)	(17,517)	(25,245)	(25,436)
Proceeds from sale of AFS securities	2,370	4,639	954	8,995	7,814
Proceeds from maturity of AFS securities	3,204	3,713	2,044	9,374	4,713
Net cash provided by dispositions	1,363	–	–	1,363	185
Net sale (purchase) of land, buildings and equipment	(66)	21	(59)	(95)	(165)
	(1,012)	1,078	(14,578)	(5,608)	(12,889)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	61	(179)	135	12	281
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	121	(434)	(115)	(111)	504
Cash and non-interest-bearing deposits with banks at beginning of period	2,821	3,255	3,313	3,053	2,694
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,942	$2,821	$3,198	$2,942	$3,198
Cash interest paid	$1,085	$699	$1,101	$2,987	$3,098
Cash income taxes paid	164	209	(3)	543	450
Cash interest and dividends received	3,102	2,860	2,929	8,928	8,613
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balances of $410 million (April 30, 2016: $398 million; July 31, 2015: $414 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC THIRD QUARTER 2016

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2015.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 24, 2016.

1.	Changes in accounting policies

(a)	Changes in accounting standards

There are no new or amended accounting standards that are effective for CIBC this fiscal year.

(b)	Future accounting policy changes

We are currently evaluating the impact of the following standards that are effective for us after fiscal 2016:

IFRS 15 “Revenue from Contracts with Customers” – issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The original effective date for us would have been November 1, 2017. However, in July 2015, the IASB decided to defer the effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all of the requirements of the standard. During 2015, OSFI issued a final advisory that requires domestic systemically important banks (D-SIBs) to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014.

IFRS 9 consists of three main sections: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL).

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the fair value option if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. For instruments where an irrevocable designation has been made, all realized and unrealized gains and losses are recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired.

Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting.

IFRS 16 “Leases” – issued in January 2016, replaces IAS 17 “Leases” and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. Early application is permitted if IFRS 15 has also been applied. For lessees, the new standard will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability will replace the operating lease expense. The accounting for leases by lessors remains mostly unchanged from IAS 17.

CIBC THIRD QUARTER 2016	51

Amendments to IFRS 2 “Share-based Payment” – issued in June 2016 are effective for annual periods beginning on or after January 1, 2018, which for us will be on November 1, 2018, with earlier application permitted. Prior period restatement is not required. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions, specifically: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Jul. 31	2015 Oct. 31
Financial assets
Deposits with banks	$–	$–	$342	$501	$–	$–	$342	$501
Trading securities
Government issued or guaranteed	1,944	2,566	9,002	7,780	–	–	10,946	10,346
Corporate equity	34,168	31,728	434	712	41	46	34,643	32,486
Corporate debt	–	–	1,948	2,083	–	–	1,948	2,083
Mortgage- and asset-backed	–	–	1,094	701	538	565	1,632	1,266
	36,112	34,294	12,478	11,276	579	611	49,169	46,181
Trading loans
Business and government	–	–	5,270	5,991	–	–	5,270	5,991
AFS securities
Government issued or guaranteed	1,430	841	21,465	15,824	–	–	22,895	16,665
Corporate equity	26	15	–	–	358	431	384	446
Corporate debt	–	–	5,228	4,070	5	6	5,233	4,076
Mortgage- and asset-backed	–	–	5,467	5,743	1,555	1,604	7,022	7,347
	1,456	856	32,160	25,637	1,918	2,041	35,534	28,534
FVO securities
Government issued or guaranteed	–	–	60	57	–	–	60	57
Corporate debt	–	–	101	99	–	–	101	99
Asset-backed	–	–	–	–	101	111	101	111
	–	–	161	156	101	111	262	267
Derivative instruments
Interest rate	–	–	13,981	12,878	27	26	14,008	12,904
Foreign exchange	–	–	11,649	10,739	–	–	11,649	10,739
Credit	–	–	13	18	146	165	159	183
Equity	757	398	495	596	17	1	1,269	995
Precious metal	83	14	88	31	–	–	171	45
Other commodity	165	374	1,132	1,102	–	–	1,297	1,476
	1,005	786	27,358	25,364	190	192	28,553	26,342
Total financial assets	$38,573	$35,936	$77,769	$68,925	$2,788	$2,955	$119,130	$107,816
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(3,176)	$(2,189)	$(481)	$(474)	$(3,657)	$(2,663)
Obligations related to securities sold short	(5,950)	(3,795)	(3,483)	(6,011)	–	–	(9,433)	(9,806)
	(5,950)	(3,795)	(6,659)	(8,200)	(481)	(474)	(13,090)	(12,469)
Derivative instruments
Interest rate	–	–	(13,509)	(12,678)	(31)	(26)	(13,540)	(12,704)
Foreign exchange	–	–	(13,053)	(11,976)	–	–	(13,053)	(11,976)
Credit	–	–	(19)	(31)	(212)	(244)	(231)	(275)
Equity	(580)	(410)	(1,363)	(1,012)	(33)	(27)	(1,976)	(1,449)
Precious metal	(17)	(127)	(57)	(25)	–	–	(74)	(152)
Other commodity	(193)	(201)	(1,158)	(2,300)	–	–	(1,351)	(2,501)
	(790)	(738)	(29,159)	(28,022)	(276)	(297)	(30,225)	(29,057)
Total financial liabilities	$(6,740)	$(4,533)	$(35,818)	$(36,222)	$(757)	$(771)	$(43,315)	$(41,526)
(1)	Comprises FVO deposits of $3,222 million (October 31, 2015: $2,375 million), net bifurcated embedded derivative liabilities of $154 million (October 31, 2015: net bifurcated embedded derivative liabilities of $91 million), FVO other liabilities of $12 million (October 31, 2015: $11 million), and other financial liabilities measured at fair value of $269 million (October 31, 2015: $186 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2016, we transferred $2 billion trading securities and nil securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended April 30, 2016, nil trading securities and $818 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended July 31, 2015, $234 million of trading securities and $1.4 billion of securities sold short were transferred from Level 1 to Level 2). In addition, $8 million of certain bifurcated embedded derivatives and equity derivatives were transferred from Level 2 to Level 3 during the quarter due to changes in the observability of one or more inputs that significantly impacted their fair value (for the quarter ended April 30, 2016, nil bifurcated embedded derivatives were transferred from Level 3 to Level 2; for the quarter ended July 31, 2015, $1 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2).

A net gain of $35 million was recognized in the interim consolidated statement of income for the three months ended July 31, 2016, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net loss of $23 million for the three months ended April 30, 2016 and a net gain of $36 million for the three months ended July 31, 2015) and a net gain of $40 million for the nine months ended July 31, 2016 (net gain of $44 million for the nine months ended July 31, 2015).

52	CIBC THIRD QUARTER 2016

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2016
Trading securities
Corporate equity	$51	$–	$1	$–	$–	$–	$–	$–	$–	$(11)	$41
Mortgage- and asset-backed	537	2	16	–	–	–	–	–	–	(17)	538
AFS securities
Corporate equity	404	44	(3)	(36)	–	–	4	–	(55)	–	358
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,399	1	–	2	–	–	471	–	–	(318)	1,555
FVO securities
Asset-backed	100	1	5	–	–	–	–	–	–	(5)	101
Derivative instruments
Interest rate	26	–	1	–	–	–	–	–	–	–	27
Credit	145	(4)	5	–	–	–	–	–	–	–	146
Equity	1	–	1	–	–	–	15	–	–	–	17
Total assets	$2,668	$44	$26	$(34)	$–	$–	$490	$–	$(55)	$(351)	$2,788
Deposits and other liabilities (3)	$(452)	$(5)	$(35)	$–	$(7)	$–	$–	$(9)	$–	$27	$(481)
Derivative instruments
Interest rate	(33)	–	2	–	–	–	–	–	–	–	(31)
Credit	(216)	4	(6)	–	–	–	–	–	–	6	(212)
Equity	(33)	–	5	–	(1)	–	(4)	–	–	–	(33)
Total liabilities	$(734)	$(1)	$(34)	$–	$(8)	$–	$(4)	$(9)	$–	$33	$(757)
Apr. 30, 2016
Trading securities
Corporate equity	$47	$–	$1	$–	$–	$–	$3	$–	$–	$–	$51
Mortgage- and asset-backed	567	2	(22)	–	–	–	–	–	–	(10)	537
AFS securities
Corporate equity	438	1	(10)	(27)	–	–	7	–	(5)	–	404
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,443	1	–	(1)	–	–	106	–	(4)	(146)	1,399
FVO securities
Asset-backed	115	1	(13)	–	–	–	–	–	–	(3)	100
Derivative instruments
Interest rate	29	–	(3)	–	–	–	–	–	–	–	26
Credit	169	(4)	(20)	–	–	–	–	–	–	–	145
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,815	$1	$(68)	$(28)	$–	$–	$116	$–	$(9)	$(159)	$2,668
Deposits and other liabilities (3)	$(448)	$(6)	$11	$–	$–	$–	$–	$(24)	$–	$15	$(452)
Derivative instruments
Interest rate	(29)	–	3	–	–	–	–	(7)	–	–	(33)
Credit	(247)	4	27	–	–	–	–	–	–	–	(216)
Equity	(35)	–	5	–	–	–	(3)	–	–	–	(33)
Total liabilities	$(759)	$(2)	$46	$–	$–	$–	$(3)	$(31)	$–	$15	$(734)
Jul. 31, 2015
Trading securities
Mortgage- and asset-backed	$741	$90	$22	$–	$–	$–	$–	$–	$–	$(268)	$585
AFS securities
Corporate equity	443	13	(1)	21	–	–	4	–	(20)	–	460
Corporate debt	11	–	1	(3)	–	–	–	–	(2)	–	7
Mortgage- and asset-backed	530	–	–	5	–	–	666	–	–	(58)	1,143
FVO securities
Asset-backed	104	–	9	–	–	–	–	–	–	(1)	112
Derivative instruments
Interest rate	28	–	2	–	–	–	–	–	–	–	30
Credit	172	–	2	–	–	–	–	–	–	(1)	173
Equity	2	–	–	–	–	–	–	–	–	–	2
Total assets	$2,031	$103	$35	$23	$–	$–	$670	$–	$(22)	$(328)	$2,512
Deposits and other liabilities (3)	$(732)	$(94)	$(1)	$–	$–	$1	$–	$(6)	$2	$276	$(554)
Derivative instruments
Interest rate	(28)	–	(2)	–	–	–	–	–	–	–	(30)
Credit	(249)	–	(5)	–	–	–	–	–	–	–	(254)
Equity	(13)	–	–	–	–	–	–	–	–	–	(13)
Total liabilities	$(1,022)	$(94)	$(8)	$–	$–	$1	$–	$(6)	$2	$276	$(851)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $306 million (April 30, 2016: $304 million; July 31, 2015: $364 million) and net bifurcated embedded derivative liabilities of $175 million (April 30, 2016: $148 million; July 31, 2015: $190 million).

CIBC THIRD QUARTER 2016	53

		Net gains (losses) included in income
$ millions, for the nine months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2016
Trading securities
Corporate equity	$46	$–	$3	$–	$–	$–	$4	$–	$–	$(12)	$41
Mortgage- and asset-backed	565	6	5	–	–	–	–	–	–	(38)	538
AFS securities
Corporate equity	431	55	(19)	(44)	–	–	26	–	(91)	–	358
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,604	3	–	(4)	–	–	605	–	(4)	(649)	1,555
FVO securities
Asset-backed	111	2	(3)	–	–	–	–	–	–	(9)	101
Derivative instruments
Interest rate	26	–	1	–	–	–	–	–	–	–	27
Credit	165	(29)	10	–	–	–	–	–	–	–	146
Equity	1	–	1	–	–	–	15	–	–	–	17
Total assets	$2,955	$37	$(3)	$(48)	$–	$–	$650	$–	$(95)	$(708)	$2,788
Deposits and other liabilities (3)	$(474)	$(17)	$(5)	$–	$(7)	$3	$–	$(43)	$1	$61	$(481)
Derivative instruments
Interest rate	(26)	–	2	–	–	–	–	(7)	–	–	(31)
Credit	(244)	27	(3)	–	–	–	–	–	–	8	(212)
Equity	(27)	–	2	–	(1)	–	(7)	–	–	–	(33)
Total liabilities	$(771)	$10	$(4)	$–	$(8)	$3	$(7)	$(50)	$1	$69	$(757)
Jul. 31, 2015
Trading securities
Mortgage- and asset-backed	$759	$95	$56	$–	$–	$–	$–	$–	$–	$(325)	$585
AFS securities
Corporate equity	600	48	(3)	(69)	–	–	49	–	(165)	–	460
Corporate debt	8	–	2	(2)	3	–	–	–	(4)	–	7
Mortgage- and asset-backed	622	–	–	8	–	–	734	–	–	(221)	1,143
FVO securities
Asset-backed	107	1	17	–	–	–	–	–	–	(13)	112
Derivative instruments
Interest rate	21	1	9	–	–	–	–	–	–	(1)	30
Credit	204	(25)	(2)	–	–	–	–	–	–	(4)	173
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,322	$120	$80	$(63)	$3	$–	$783	$–	$(169)	$(564)	$2,512
Deposits and other liabilities (3)	$(729)	$(105)	$(47)	$–	$–	$24	$–	$(39)	$39	$303	$(554)
Derivative instruments
Interest rate	(21)	(1)	(9)	–	–	–	–	–	–	1	(30)
Credit	(270)	25	(16)	–	–	–	–	–	–	7	(254)
Equity	(14)	–	(3)	–	–	–	(1)	–	1	4	(13)
Total liabilities	$(1,034)	$(81)	$(75)	$–	$–	$24	$(1)	$(39)	$40	$315	$(851)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $306 million (July 31, 2015: $364 million) and net bifurcated embedded derivative liabilities of $175 million (July 31, 2015: $190 million).

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at July 31, 2016 did not change significantly from the impact disclosed in the 2015 Annual Report.

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were gains of $2 million for the three months ended July 31, 2016 (gains of $9 million for the three months ended October 31, 2015), losses of $3 million for the nine months ended July 31, 2016 and gains of $3 million cumulatively (losses of $3 million cumulatively as at July 31, 2015).

3.	Significant acquisition and disposition

Acquisition of PrivateBancorp, Inc.

On June 29, 2016, we announced that we had entered into a definitive agreement to acquire PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (PrivateBank). PrivateBank is a Chicago-based middle-market commercial bank with private banking and wealth management capabilities.

CIBC will pay US$18.80 in cash and 0.3657 of a CIBC common share for each share of PrivateBancorp common stock. Based on the June 28, 2016 closing price of CIBC’s common shares on the New York Stock Exchange (US$77.11), the total transaction value is approximately US$3.8 billion (C$4.9 billion) or US$47.00 of value per share of PrivateBancorp common stock at announcement. The final transaction value is subject to change as it is dependent upon: (i) the closing price of CIBC’s common shares on the New York Stock Exchange on the date of close, (ii) the number of PrivateBancorp common shares outstanding on the date of close, and (iii) foreign exchange rates on the date of close as the cash consideration is denominated in US dollars.

The transaction is expected to close in the first calendar quarter of 2017 and is subject to customary closing conditions, including regulatory approvals and the approval of PrivateBancorp’s common shareholders. The results of PrivateBancorp will only be consolidated with CIBC’s results following the close of the transaction.

54	CIBC THIRD QUARTER 2016

Sale of equity investment

We completed the sale of American Century Investments (ACI) to Nomura Holding America Inc. (Nomura) on May 19, 2016 for proceeds of US$1,045 million. As a result, we recognized a gain on sale, net of related transaction costs, of $428 million ($383 million after-tax), in our Wealth Management strategic business unit (SBU) which included cumulative foreign exchange translation gains, net of designated hedges, of $155 million ($141 million after-tax) which were reclassified from AOCI.

Our minority investment in ACI was classified as held for sale and measured at the lower of its carrying value and fair value less costs to sell upon the announcement on December 21, 2015 that we had entered into a definitive agreement with Nomura to sell our minority investment. Prior to May 19, 2016, the carrying amount of our held for sale investment in ACI was included within Investments in equity-accounted associates and joint ventures. We also ceased recognition of income from equity-accounted associates relating to ACI following its classification as held for sale on the date of the announcement.

4.	Securities

Fair value of AFS securities

$ millions, as at				2016 Jul. 31				2015 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,799	$24	$(2)	$6,821	$2,552	$1	$(9)	$2,544
Other Canadian governments	5,500	20	(4)	5,516	3,921	2	(13)	3,910
U.S. Treasury and agencies	7,276	17	(3)	7,290	7,366	2	(9)	7,359
Other foreign governments	3,271	17	(20)	3,268	2,860	10	(18)	2,852
Mortgage-backed securities (MBS)	4,849	7	(5)	4,851	5,158	10	(5)	5,163
Asset-backed securities	2,170	3	(2)	2,171	2,179	12	(7)	2,184
Corporate public debt	5,230	13	(15)	5,228	4,084	4	(18)	4,070
Corporate private debt	5	–	–	5	5	1	–	6
Corporate public equity (1)	11	19	–	30	10	7	–	17
Corporate private equity	229	131	(6)	354	263	167	(1)	429
	$35,340	$251	$(57)	$35,534	$28,398	$216	$(80)	$28,534
(1)	Includes restricted stock.

As at July 31, 2016, the amortized cost of 246 AFS securities that are in a gross unrealized loss position (October 31, 2015: 250 securities) exceeded their fair value by $57 million (October 31, 2015: $80 million). The securities that have been in a gross unrealized loss position for more than a year include 48 AFS securities (October 31, 2015: 28 securities) with a gross unrealized loss of $34 million (October 31, 2015: $25 million). We have determined that these AFS securities were not impaired.

5.	Loans

Allowance for credit losses

	As at or for the three months ended					As at or for the nine months ended
$ millions			2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$370	$1,548	$1,918	$1,894	$1,779	$1,762	$1,736
Provision for credit losses	57	186	243	324	189	829	573
Write-offs	(80)	(241)	(321)	(266)	(267)	(796)	(729)
Recoveries	1	45	46	43	49	139	144
Interest income on impaired loans	(6)	(3)	(9)	(5)	(6)	(20)	(18)
Foreign exchange and other	7	12	19	(72)	57	(18)	95
Balance at end of period	$349	$1,547	$1,896	$1,918	$1,801	$1,896	$1,801
Comprises:
Loans	$349	$1,431	$1,780	$1,800	$1,711	$1,780	$1,711
Undrawn credit facilities (1)	–	116	116	118	90	116	90
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2016 Jul. 31	2015 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$513	$1	$173	$339	$385
Personal	190	7	139	44	42
Business and government	1,035	341	8	686	346
Total impaired loans (2)(3)	$1,738	$349	$320	$1,069	$773
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,227 million (October 31, 2015: $1,116 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended July 31, 2016 totalled $1,615 million (for the quarter ended October 31, 2015: $1,430 million).
(3)	Foreclosed assets of $17 million (October 31, 2015: $16 million) were included in Other assets on the consolidated balance sheet.

CIBC THIRD QUARTER 2016	55

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2016 Jul. 31	2015 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,421	$871	$223	$3,515	$2,855
Personal	606	156	25	787	692
Credit card	638	187	96	921	762
Business and government	292	120	26	438	344
	$3,957	$1,334	$370	$5,661	$4,653

6.	Structured entities and derecognition of financial assets

Structured entities

Structured entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 123 to 126 of the 2015 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at July 31, 2016, our structured program had outstanding covered bond liabilities of $1.0 billion with a fair value of $1.0 billion (October 31, 2015: $4.3 billion with a fair value of $4.3 billion) and our legislative program had outstanding covered bond liabilities of $13.1 billion with a fair value of $13.1 billion (October 31, 2015: $7.7 billion with a fair value of $7.7 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust, as at July 31, 2016, $4.1 billion of credit card receivable assets with a fair value of $4.1 billion (October 31, 2015: $4.8 billion with a fair value of $4.8 billion) supported associated funding liabilities of $4.1 billion with a fair value of $4.1 billion (October 31, 2015: $4.8 billion with a fair value of $4.8 billion).

From time to time we also provide seed capital to CIBC-managed investment funds for initial launch. As at July 31, 2016, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $144 million and $73 million, respectively (October 31, 2015: $25 million and nil, respectively).

As at July 31, 2016, there were $5.4 billion (October 31, 2015: $4.5 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of credit valuation adjustment is not considered in the table below.

56	CIBC THIRD QUARTER 2016

$ millions, as at July 31, 2016	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust		CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (1)
Trading securities	$235		$151	$405	$10	$–		$–	$7	$531
AFS securities	–		2,361	–	–	–		–	3	–
FVO securities	–		–	–	–	–		–	–	101
Loans	104		1,806	–	–	–		–	–	383
Investments in equity-accounted associates and joint ventures	–		4	–	–	5		22	–	–
Derivatives (2)	–		–	22	–	–		–	–	–
	$339		$4,322	$427	$10	$5		$22	$10	$1,015
October 31, 2015	$153		$3,490	$610	$13	$7		$–	$9	$1,449
On-balance sheet liabilities at carrying value (1)
Deposits	$–		$–	$–	$–	$1,671		$–	$–	$–
Derivatives (2)	–		–	–	–	–		–	–	189
	$–		$–	$–	$–	$1,671	(4)	$–	$–	$189
October 31, 2015	$–		$–	$120	$–	$1,680		$–	$1	$213
Maximum exposure to loss, net of hedges Investments and loans	$339		$4,322	$405	$10	$5		$22	$10	$1,015
Notional of written derivatives, less fair value losses	–		–	–	–	–		–	–	244
Liquidity, credit facilities and commitments	4,633	(3)	1,907	–	–	75		–	28	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(405)	–	–		–	–	(804)
	$4,972		$6,229	$–	$10	$80		$22	$38	$512
October 31, 2015	$4,125		$4,475	$–	$13	$82		$–	$58	$548
(1)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(3)	Excludes an additional $2.1 billion (October 31, 2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $235 million (October 31, 2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.
(4)	Excludes $1 million (October 31, 2015: nil) held in short trading positions.

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 125 of the 2015 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2016 Jul. 31		2015 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$20,172	$20,244	$21,793	$21,911
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,817	1,817	3,353	3,353
Securities lent for securities collateral (2)(3)	19,278	19,278	16,864	16,864
	$41,267	$41,339	$42,010	$42,128
Carrying amount of associated liabilities (4)	$42,494	$42,785	$43,117	$43,337
(1)	Includes $2.0 billion (October 31, 2015: $2.2 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $860 million (October 31, 2015: $770 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $28.9 billion of mortgages that were not transferred to external parties with a fair value of $29.0 billion (October 31, 2015: $32.7 billion with a fair value of $32.8 billion).

CIBC THIRD QUARTER 2016	57

7.	Deposits (1)(2)

$ millions, as at				2016 Jul. 31	2015 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$11,195	$91,748	$42,788	$145,731	$137,378
Business and government (6)	42,909	30,113	114,714	187,736	178,850
Bank	4,880	219	11,442	16,541	10,785
Secured borrowings (7)	–	–	39,565	39,565	39,644
	$58,984	$122,080	$208,509	$389,573	$366,657
Comprised of:
Held at amortized cost				$386,351	$364,282
Designated at fair value				3,222	2,375
				$389,573	$366,657
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$44,916	$41,614
In foreign offices				3,795	3,583
Interest-bearing deposits
In domestic offices				270,691	253,989
In foreign offices				70,171	65,673
U.S. federal funds purchased				–	1,798
				$389,573	$366,657
(1)	Includes deposits of $101.4 billion (October 31, 2015: $101.4 billion) denominated in U.S. dollars and deposits of $22.5 billion (October 31, 2015: $14.2 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,928 million (October 31, 2015: $2,428 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,671 million (October 31, 2015: $1,680 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

On August 3, 2016, we purchased and cancelled $21 million (US$16 million) of our Floating Rate Debenture Notes Due 2084.

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

9.	Share capital

Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares	2016 Jul. 31		2016 Apr. 30		2015 Jul. 31		2016 Jul. 31		2015 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	394,678,508	$7,792	395,178,821	$7,786	397,262,116	$7,803	397,291,068	$7,813	397,021,477	$7,782
Issuance pursuant to:
Stock option plans	167,676	15	210,947	18	27,023	2	618,955	53	259,255	22
Employee share purchase plan (ESPP) (1)	86,248	8	–	–	–	–	86,248	8	–	–
	394,932,432	$7,815	395,389,768	$7,804	397,289,139	$7,805	397,996,271	$7,874	397,280,732	$7,804
Purchase of common shares for cancellation	–	–	(737,800)	(15)	–	–	(3,081,300)	(61)	–	–
Treasury shares	(94,181)	(9)	26,540	3	(54,934)	(5)	(76,720)	(7)	(46,527)	(4)
Balance at end of period	394,838,251	$7,806	394,678,508	$7,792	397,234,205	$7,800	394,838,251	$7,806	397,234,205	$7,800
(1)	Commencing June 29, 2016, employee contributions to our Canadian ESPP have been used to purchase common shares from Treasury. Previously these shares were acquired in the open market.

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases would be at a discount to the prevailing market price and were required to occur prior to March 29, 2016. Pursuant to the Order, 1,400,000 common shares were purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

During the quarter ended July 31, 2016, no shares were purchased under this bid. For the nine months ended July 31, 2016, we purchased and cancelled 3,081,300 common shares under this bid at an average price of $87.50 for a total amount of $270 million. Since the inception of this bid, we purchased and cancelled 3,197,200 common shares at an average price of $87.83 for a total amount of $281 million.

58	CIBC THIRD QUARTER 2016

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2016 Jul. 31	2015 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital		$19,910	$19,147
Tier 1 capital	A	21,764	20,671
Total capital		25,154	24,538
Risk-weighted assets (RWA)		170,333	163,867
CET1 ratio		11.7%	11.7%
Tier 1 capital ratio		12.8%	12.6%
Total capital ratio		14.8%	15.0%
Leverage ratio exposure	B	$537,779	$503,504
Leverage ratio	A/B	4.0%	4.1%
All-in basis
CET1 capital		$18,345	$16,829
Tier 1 capital	C	20,862	19,520
Total capital		24,311	23,434
CET1 capital RWA		168,077	156,107
Tier 1 capital RWA		168,407	156,401
Total capital RWA		168,690	156,652
CET1 ratio		10.9%	10.8%
Tier 1 capital ratio		12.4%	12.5%
Total capital ratio		14.4%	15.0%
Leverage ratio exposure	D	$537,172	$502,552
Leverage ratio	C/D	3.9%	3.9%

During the quarter ended July 31, 2016, we have complied with OSFI’s regulatory capital requirements.

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$47	$46	$52	$3	$3	$4	$139	$156	$9	$10
Past service cost	1	–	–	–	–	–	1	1	–	–
Net interest (income) expense	(7)	(6)	(2)	7	7	7	(19)	(3)	21	22
Plan administration costs	1	2	2	–	–	–	4	4	–	–
Net defined benefit plan expense recognized in net income	$42	$42	$52	$10	$10	$11	$125	$158	$30	$32

Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Defined contribution pension plans	$5	$6	$4	$16	$15
Government pension plans (1)	25	24	24	73	73
Total defined contribution plan expense	$30	$30	$28	$89	$88
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans (1)

	For the three months ended						For the nine months ended
$ millions	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(463)	$(137)	$320	$(35)	$(13)	$44	$(837)	$(42)	$(65)	$12
Net actuarial gains (losses) on plan assets	295	136	(63)	–	–	–	287	219	–	–
Changes in asset ceiling excluding interest income	1	–	–	–	–	–	1	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(167)	$(1)	$257	$(35)	$(13)	$44	$(549)	$177	$(65)	$12
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually. Amounts exclude net remeasurement gains or losses recognized in OCI in respect of immaterial subsidiaries totalling nil for the quarter ended July 31, 2016 (for the quarter ended April 30, 2016: $1 million of losses; for the quarter ended July 31, 2015: nil) and $7 million of gains for the nine months ended July 31, 2016 (for the nine months ended July 31, 2015: nil).

CIBC THIRD QUARTER 2016	59

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in late 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $189 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

Dividend Received Deduction

In June 2016, the Canada Revenue Agency reassessed CIBC approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. CIBC is confident that its tax filing position was appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

12.	Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2016 Jul. 31	2016 Apr. 30	2015 Jul. 31	2016 Jul. 31	2015 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,435	$936	$973	$3,348	$2,800
Less: Preferred share dividends and premiums	9	10	11	28	36
Net income attributable to common shareholders	$1,426	$926	$962	$3,320	$2,764
Weighted-average common shares outstanding (thousands)	394,753	394,679	397,270	395,459	397,199
Basic earnings per share	$3.61	$2.35	$2.42	$8.40	$6.96
Diluted earnings per share
Net income attributable to common shareholders	$1,426	$926	$962	$3,320	$2,764
Weighted-average common shares outstanding (thousands)	394,753	394,679	397,270	395,459	397,199
Add: Stock options potentially exercisable (1) (thousands)	575	471	558	516	631
Weighted-average diluted common shares outstanding (thousands)	395,328	395,150	397,828	395,975	397,830
Diluted earnings per share	$3.61	$2.35	$2.42	$8.38	$6.95
(1)	Excludes average options outstanding of 572,628 (April 30, 2016: 1,621,006; July 31, 2015: 825,715) with a weighted-average exercise price of $102.33 (April 30, 2016: $99.14; July 31, 2015: $100.44) for the quarter ended July 31, 2016 and average options of 1,284,222 with a weighted-average price of $99.83 for the nine months ended July 31, 2016 (average options of 739,675 with a weighted-average price of $100.46 for the nine months ended July 31, 2015), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

13.	Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2015 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.4 billion as at July 31, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2016, consist of the significant legal matters disclosed in Note 23 to the 2015 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2015 annual consolidated financial statements:

•

Catucci v. Valeant Pharmaceuticals International Inc., et al. In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates

60	CIBC THIRD QUARTER 2016

for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar proposed class action (Potter v. Valeant Pharmaceuticals International Inc., et al.) was commenced in New Jersey Federal Court.

•	Mortgage Prepayment Class Actions: CIBC’s appeal of the certification decision in Sherry was heard in April 2016. In June 2016, the British Columbia Court of Appeal allowed the appeal in Sherry in part, resulting in certain causes of action being struck. Sherry remains certified as a class action. Neither party has sought leave to appeal to the Supreme Court of Canada.
•	Credit card class actions – Interchange fees litigation: The trial in Watson is scheduled to commence in September 2018.
•	Creditor Protection Class Action (Barbero): The motion for class certification is scheduled for February 2017.
•	Cerberus Capital Management L.P. v. CIBC: In January 2016, CIBC delivered its Answer and Counterclaims. In March 2016, Cerberus filed a motion for summary judgment and sought to stay discovery. In April 2016, the court directed the parties to start limited discovery. The court has not required CIBC to respond to the summary judgment motion at this time.
•	Green v. Canadian Imperial Bank of Commerce, et al: In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action.

In addition to the developments described above, we recognized an increase of $77 million in our legal provisions recognized in Corporate and Other during the second quarter of 2016. Changes in the provision during the first and third quarters of 2016 were not significant.

Furthermore, following the announcement of the proposed acquisition of PrivateBancorp, Inc. as described in Note 3, three proposed class actions were filed on behalf of PrivateBancorp, Inc. shareholders in the Circuit Court of Cook County, Illinois: Solak v. Richman, et al., Parshall v. PrivateBancorp, Inc., et al., and Griffin v. PrivateBancorp, Inc., et al. All of the actions name as defendants PrivateBancorp, Inc. and the members of its board of directors, and assert that the directors breached their fiduciary duties in connection with the transaction. One such case (Griffin) further asserts that PrivateBancorp, Inc. aided and abetted its directors’ alleged breaches. Two of the actions (Parshall and Griffin) also name as defendants CIBC, and assert that it, too, aided and abetted the directors’ purported breaches. The actions broadly allege that the transaction was the result of a flawed process, that the price is unfair, and that certain provisions of the merger agreement might dissuade a potential suitor from making a competing offer, among other things. Plaintiffs seek injunctive and other relief, including damages. CIBC believes the demands and complaints are without merit and there are substantial legal and factual defenses to the claims asserted.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2015 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2015 annual consolidated financial statements.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily related to employee severance and included Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations. As at July 31, 2016, the remaining provision relating to these restructuring charges was $141 million. The reduction in the provision during the nine months ended July 31, 2016 primarily relates to payments made to settle a portion of the obligation. While this amount represents our best estimate as at July 31, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

14.	Segmented information

CIBC has three SBUs: Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S. The results of ACI are included in the Other business line. For further details regarding the sale of our minority investment in ACI, see Note 3.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our SBUs, but there was no impact on consolidated net income resulting from these reclassifications.

•	In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.
•	The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

CIBC THIRD QUARTER 2016	61

In addition:

Within Capital Markets:

•	Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business, previously reported in the asset management line of business, was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of ACI, previously reported in the asset management line of business.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Net interest income (1)	$1,572	$50	$549	$(58)	$2,113
Jul. 31	Non-interest income	536	1,105	257	125	2,023
	Intersegment revenue (2)	117	(120)	3	–	–
	Total revenue (1)	2,225	1,035	809	67	4,136
	Provision for credit losses	197	–	47	(1)	243
	Amortization and impairment (3)	21	6	1	87	115
	Other non-interest expenses	1,100	432	369	202	2,103
	Income (loss) before income taxes	907	597	392	(221)	1,675
	Income taxes (1)	241	91	88	(186)	234
	Net income (loss)	$666	$506	$304	$(35)	$1,441
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$6	$6
	Equity shareholders	666	506	304	(41)	1,435
	Average assets (4)	$268,017	$4,099	$165,220	$74,589	$511,925
2016	Net interest income (1)	$1,513	$50	$523	$(49)	$2,037
Apr. 30	Non-interest income	526	646	225	197	1,594
	Intersegment revenue (2)	111	(113)	2	–	–
	Total revenue (1)	2,150	583	750	148	3,631
	Provision for credit losses	199	–	81	44	324
	Amortization and impairment (3)	25	7	2	78	112
	Other non-interest expenses	1,080	425	349	276	2,130
	Income (loss) before income taxes	846	151	318	(250)	1,065
	Income taxes (1)	194	38	66	(174)	124
	Net income (loss)	$652	$113	$252	$(76)	$941
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	652	113	252	(81)	936
	Average assets (4)	$261,482	$4,755	$160,462	$75,709	$502,408
2015	Net interest income (1)	$1,487	$52	$496	$(14)	$2,021
Jul. 31 (5)	Non-interest income	516	694	192	97	1,499
	Intersegment revenue (2)	115	(118)	3	–	–
	Total revenue (1)	2,118	628	691	83	3,520
	Provision for credit losses	165	–	10	14	189
	Amortization and impairment (3)	23	6	2	81	112
	Other non-interest expenses	1,073	437	337	220	2,067
	Income (loss) before income taxes	857	185	342	(232)	1,152
	Income taxes (1)	227	45	77	(175)	174
	Net income (loss)	$630	$140	$265	$(57)	$978
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	630	140	265	(62)	973
	Average assets (4)	$245,303	$4,868	$142,399	$65,204	$457,774
(1)	Capital Markets net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $142 million for the three months ended July 31, 2016 ($120 million and $131 million for the three months ended April 30, 2016 and July 31, 2015, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016.

62	CIBC THIRD QUARTER 2016

$ millions, for the nine months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Net interest income (1)	$4,619	$152	$1,609	$(124)	$6,256
Jul. 31	Non-interest income	1,604	2,417	625	452	5,098
	Intersegment revenue (2)	342	(350)	8	–	–
	Total revenue (1)	6,565	2,219	2,242	328	11,354
	Provision for credit losses	559	–	153	117	829
	Amortization and impairment (3)	70	19	4	240	333
	Other non-interest expenses	3,253	1,290	1,061	687	6,291
	Income (loss) before income taxes	2,683	910	1,024	(716)	3,901
	Income taxes (1)	681	172	224	(540)	537
	Net income (loss)	$2,002	$738	$800	$(176)	$3,364
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$16	$16
	Equity shareholders	2,002	738	800	(192)	3,348
	Average assets (4)	$262,220	$4,615	$161,077	$74,996	$502,908
2015	Net interest income (1)	$4,351	$152	$1,410	$(41)	$5,872
Jul. 31 (5)	Non-interest income	1,545	2,050	632	274	4,501
	Intersegment revenue (2)	334	(341)	7	–	–
	Total revenue (1)	6,230	1,861	2,049	233	10,373
	Provision for credit losses	507	(1)	32	35	573
	Amortization and impairment (3)	69	19	4	234	326
	Other non-interest expenses	3,140	1,318	1,002	692	6,152
	Income (loss) before income taxes	2,514	525	1,011	(728)	3,322
	Income taxes (1)	656	129	235	(510)	510
	Net income (loss)	$1,858	$396	$776	$(218)	$2,812
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$12	$12
	Equity shareholders	1,858	396	776	(230)	2,800
	Average assets (4)	$241,449	$4,743	$140,421	$61,507	$448,120
(1)	Capital Markets net interest income and income tax expense includes a TEB adjustment of $377 million for the nine months ended July 31, 2016 ($391 million for the nine months ended July 31, 2015) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2015 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2016	Cash and deposits with banks	$208	$9,411	$1,683	$–	$–	$–	$–	$11,302	$1,826	$13,128
Jul. 31	Securities	2,239	28,815	2,788	–	–	–	2,925	36,767	48,198	84,965
	Cash collateral on securities borrowed	–	–	5,317	–	–	–	–	5,317	–	5,317
	Securities purchased under resale agreements	12,582	5,015	13,546	–	–	–	–	31,143	–	31,143
	Loans	60,601	2,623	4,475	197,894	21,108	10,365	2,284	299,350	1,199	300,549
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,780)	(1,780)
	Derivative instruments	5,401	7,367	15,785	–	–	–	–	28,553	–	28,553
	Customers’ liability under acceptances	11,741	1,609	154	–	–	–	–	13,504	–	13,504
	Other assets	483	736	6,641	149	31	17	2	8,059	11,052	19,111
	Total credit exposure	$93,255	$55,576	$50,389	$198,043	$21,139	$10,382	$5,211	$433,995	$60,495	$494,490
2015 Oct. 31	Total credit exposure	$85,638	$54,032	$44,739	$185,381	$20,435	$10,030	$4,857	$405,112	$58,197	$463,309

CIBC THIRD QUARTER 2016	63

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-861-5743, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4523, or e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 25, 2016 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 6808864#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 8696193#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 1, 2016. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 3554469#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 1143874#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 25, 2016 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 6, 2017 in Ottawa, Ontario.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
May 2/16	$100.70
Jun. 1/16	$101.00
Jul. 4/16	$97.00
Jul. 28/16		$99.25

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com